Management’s
Discussion and
Analysis

For the Three and Nine Months Ended September 30, 2023 and 2022

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of October 31, 2023 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and nine months ended September 30, 2023 in comparison with the corresponding periods ended September 30, 2022. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2023 are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and EDGAR at www.sec.gov/edgar. www.sedar.com and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.
Caution Regarding Forward-Looking Information

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “assume”, “anticipate”, “believe”, “budget”, “contemplate”, “continue”, “de-risk”, “estimate”, “expand”, “expect”, “explore”, “forecast”, “future”, “in line”, “intend”, “may”, “on track”, “optimize”, “plan”, "potential", “restart”, “result”, “schedule”, “seek”, “subject to”, “target”, “understand”, “update”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2023 Outlook and 2023 Guidance, including production, costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; the potential restart of the Thompson Creek Mine, including the prefeasibility study disclosed on September 18, 2023, the completion of the feasibility study in 2024, and the associated project spending and corresponding scope of work for both the prefeasibility and feasibility study; the expected profile of the Company’s future production and costs, including expectations that the Mount Milligan Mine is on track to access higher grades in 2024; the asset optimization review at Mount Milligan and any improvements in the mine operations; cash processing costs for Öksüt Mine’s gold in ore stockpiles and on the heap leach pad; the ongoing project evaluation activities undertaken at the Goldfield Project, including the exploration of oxide targets at the Jupiter and Callisto prospects; and the release of working capital from the Molybdenum Business Unit.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward- looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; statements relating to the TSX’s approval of the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; statements relating to the TSX’s approval of the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; Centerra’s intention to renew the NCIB and the timing, methods and quantity of any purchases of Common Shares under the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; Centerra’s intention to renew the NCIB and the timing, methods and quantity of any purchases of Common Shares under the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, wildfires, earthquakes, COVID-19, or other global events such as wars); the success of the Company’s future exploration and evaluation activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of October 31, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

Overview
Centerra’s Business

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Goldfield District Project (the “Goldfield Project”) in Nevada, United States, the Kemess Underground Project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America (“USA”) and Türkiye and has options to acquire exploration joint venture properties in Canada, Türkiye, and the United States. The Company owns and operates a Molybdenum Business Unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum properties: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.
As at September 30, 2023, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Care and maintenance	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Advanced evaluation	100%
The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As at October 31, 2023, there are 215,807,212 common shares issued and outstanding, options to acquire 2,985,825 common shares outstanding under the Company’s stock option plan, and 1,141,813 restricted share units redeemable for common shares outstanding under the Company’s restricted share unit plan (redeemable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended September 30,			Nine months ended September 30,
	2023	2022	% Change	2023	2022	% Change
Financial Highlights
Revenue	343.9	179.0	92%	754.9	641.9	18%
Production costs	186.8	132.0	42%	544.6	416.5	31%
Depreciation, depletion, and amortization ("DDA")	42.5	14.4	195%	84.4	79.9	6%
Earnings from mine operations	114.6	32.6	252%	125.9	145.5	(13)%
Net earnings (loss)	60.6	(33.9)	279%	(52.5)	52.9	(199)%
Adjusted net earnings (loss)(1)	44.4	(15.9)	379%	(50.7)	4.3	(1279)%
Cash provided by (used in) operating activities	166.6	(17.0)	1080%	100.2	7.8	1185%
Free cash flow (deficit)(1)	144.4	(35.5)	507%	49.1	(57.6)	185%
Additions to property, plant and equipment (“PP&E”)	25.0	11.7	113%	53.8	247.2	(78)%
Capital expenditures - total(1)	24.6	16.1	53%	51.9	57.8	(10)%
Sustaining capital expenditures(1)	23.5	16.0	47%	49.0	55.8	(12)%
Non-sustaining capital expenditures(1)	1.1	0.1	1000%	2.9	2.0	45%
Net earnings (loss) per common share - $/share basic(2)	0.28	(0.14)	300%	(0.24)	0.19	(227)%
Adjusted net earnings (loss) per common share - $/share basic(1)(2)	0.20	(0.06)	433%	(0.23)	0.02	(1250)%
Operating highlights
Gold produced (oz)	126,221	54,134	133%	221,058	190,646	16%
Gold sold (oz)	130,973	56,245	133%	218,118	192,750	13%
Average market gold price ($/oz)	1,929	1,728	12%	1,931	1,826	6%
Average realized gold price ($/oz )(3)	1,741	1,204	45%	1,642	1,470	12%
Copper produced (000s lbs)	15,026	19,045	(21)%	42,168	56,955	(26)%
Copper sold (000s lbs)	15,385	19,647	(22)%	43,548	58,019	(25)%
Average market copper price ($/lb)	3.79	3.52	8%	3.89	4.12	(6)%
Average realized copper price ($/lb)(3)	2.99	2.49	20%	3.01	2.82	7%
Molybdenum sold (000s lbs)	2,700	3,291	(18)%	9,077	9,406	(3)%
Average market molybdenum price ($/lb)	23.77	16.12	47%	26.05	17.86	46%
Average realized molybdenum price ($/lb)	24.08	17.17	40%	25.71	19.18	34%
Unit costs
Gold production costs ($/oz)(4)	643	729	(12)%	820	653	26%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	827	941	(12)%	1,122	826	36%
All-in costs on a by-product basis ($/oz)(1)(4)	983	1,376	(29)%	1,471	1,105	33%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	858	1,190	(28)%	1,168	1,062	10%
Copper production costs ($/lb)(4)	2.30	1.51	52%	2.43	1.63	49%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)(4)	2.73	1.78	53%	2.78	2.04	36%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)As at September 30, 2023, the Company had 215,748,999 common shares issued and outstanding.
(3)This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”). is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)All per unit costs metrics are expressed on a metal sold basis.

Overview of Consolidated Results

Third Quarter 2023 compared to Third Quarter 2022
Net earnings of $60.6 million were recognized in the third quarter 2023, compared to a net loss of $33.9 million in the third quarter 2022. The increase in net earnings was primarily due to:

•higher earnings from mine operations of $114.6 million in the third quarter of 2023 compared to $32.6 million in the third quarter of 2022 primarily due an increase in gold ounces sold at the Öksüt Mine (88,100 ounces sold in the third quarter of 2023 and no ounces sold in the third quarter of 2022) and higher average realized gold and copper prices. Partially offsetting these factors were lower gold ounces and copper pounds sold driven by mine sequencing and elevated pyrite ratio of the blended material processed at the mill affecting gold and copper grade and recoveries as well as higher production costs at the Mount Milligan Mine;
•a higher income tax expense of $41.5 million in the third quarter of 2023, comprising current income tax expense of $36.5 million and deferred income tax expense of $5.0 million, compared to income tax expense of $26.1 million in the third quarter of 2022, comprising current income tax recovery of $1.4 million and deferred income tax expense of $27.5 million. The increase in income tax expense was mainly due to an increase in current income tax expense resulting from the Öksüt Mine’s resumption of operations in the second quarter of 2023, and an increase in the corporate income tax rate for the Öksüt Mine, partially offset by a decrease in deferred income tax expense resulting from the changes in temporary differences between accounting and tax bases related to the Mount Milligan Mine;
•a higher reclamation recovery of $23.1 million in the third quarter of 2023 compared to a reclamation recovery of $7.7 million in the third quarter of 2022, primarily due to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash outflows at the Endako Mine, Thompson Creek Mine and Kemess Project and a change of timing of reclamation activities at the Thompson Creek Mine, partially offset by an increase in an estimate of future reclamation cash outflows at the Endako Mine; and
•other non-operating income of $7.8 million in the third quarter of 2023 compared to a non-operating expense of $0.7 million in the third quarter of 2022, primarily attributable to litigation and related costs incurred in connection with the seizure of the Kumtor Mine incurred in the third quarter of 2022 that did not occur in 2023, higher interest income earned on the Company’s cash balance from rising interest rates as well as higher foreign exchange gains attributable to movement in foreign currency exchange rates in the third quarter of 2023 compared to the third quarter of 2022.

Adjusted net earningsNG of $44.4 million were recognized in the third quarter of 2023, compared to an adjusted net lossNG of $15.9 million in the third quarter of 2022. The increase in adjusted net earningsNG was primarily due to higher earnings from mine operations and higher non-operating income, partially offset by higher income tax expense as outlined above.

The adjusting items to net loss in the third quarter of 2023 were:

•$23.1 million of reclamation provision revaluation recovery, as noted above;
•$2.3 million of unrealized gain on foreign exchange gains from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project; and
•$9.2 million of deferred income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine and the Mount Milligan Mine.

The adjusting items to net earnings in the third quarter of 2022 were:

•$20.4 million of income tax expense resulting from the impact of foreign exchange rate changes on the temporary differences between accounting and tax bases of the Mount Milligan Mine, the Kemess Project, and other comprehensive income components;
•$7.7 million reclamation provision revaluation recovery at the Molybdenum BU sites primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash outflows; and
•$5.3 million legal and other costs directly related to the seizure of the Kumtor Mine.

Cash provided by operating activities was $166.6 million in the third quarter of 2023, compared to cash used in operating activities of $17.0 million in the third quarter of 2022. The increase in cash provided by operating activities was primarily due to 88,100 gold ounces sold at the Öksüt Mine in the third quarter of 2023 compared to zero ounces sold in the third quarter of 2022 and higher average realized gold prices and copper prices. Other contributing factors was a favourable working capital change at the Mount Milligan Mine and the Öksüt Mine primarily primarily related to the timing of vendor payments. Partially offsetting the overall increase in cash provided by operating activities were lower gold ounces and copper pounds sold and higher production costs at the Mount Milligan Mine.

Free cash flowNG of $144.4 million was recognized in the third quarter of 2023, compared to a free cash flow deficitNG of $35.5 million in the third quarter of 2022. The increase in free cash flowNG was primarily due to higher cash provided by operating activities as outlined above and lower property, plant and equipment additions at the Mount Milligan Mine, partially offset by higher sustaining capital expendituresNG mainly from higher capitalized stripping costs at the Öksüt Mine.
Nine months ended September 30, 2023 compared to 2022

A net loss of $52.5 million was recognized in 2023, compared to net earnings of $52.9 million in 2022. The decrease in net earnings was primarily due to:

•lower earnings from mine operations of $125.9 million in 2023 compared to $145.5 million in 2022 primarily due to lower gold ounces and copper pounds sold driven by the Mount Milligan Mine’s sequencing and elevated pyrite ratio of the blended material processed at the mill affecting gold and copper grade and recoveries and higher production costs at the Mount Milligan Mine. Partially offsetting these factors were higher average realized gold and copper prices, higher gold ounces sold at the Öksüt Mine as well as lower DDA at the Mount Milligan Mine and Öksüt Mine;
•a reclamation recovery of $15.8 million in 2023 compared to reclamation recovery of $90.6 million in 2022, primarily due to changes in risk-free interest rates applied to discount the estimated future reclamation cash outflows at sites in the Molybdenum BU and the Kemess Project and change of timing of reclamation activities at the Thompson Creek Mine, partially offset by the increase in the estimated future reclamation cash outflows at the Endako Mine;
•higher exploration and evaluation costs primarily due to various drilling activities and studies related to the Goldfield Project, the Oakley exploration property and the Thompson Creek Mine; and
•higher other operating expenses primarily attributable to standby costs of $15.4 million at the Öksüt Mine expensed in the period prior to the restart of full operations in early June 2023.

The decrease in net earnings from operations was partially offset by an increase in other non-operating income from higher interest income earned on the Company’s cash balance from rising interest rates and a decrease in legal costs and related expenses incurred in connection with the seizure and the loss of control of the Kumtor Mine and higher foreign exchange gains attributable to movements in foreign currency exchange rates.

An adjusted net lossNG of $50.7 million was recognized in 2023, compared to adjusted net earningsNG of $4.3 million in 2022. The decrease in adjusted net earningsNG was due to lower earnings from mine operations, higher other operating expenses and higher exploration and evaluation costs, partially offset by an increase in other non-operating income.

The adjusting items to net loss in 2023 include:

•$15.8 million reclamation provision revaluation recovery at at the Molybdenum BU sites and Kemess Project as noted above;
•$19.9 million of income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine and the Mount Milligan Mine as well as the introduction of a one-time income tax levied on taxpayers eligible to claim Turkish Investment Incentive Certificate benefits in 2022; and
•$2.3 million unrealized gain on foreign exchange gains from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project.

The adjusting items to net earnings in 2022 were:

•$90.8 million reclamation provision revaluation recovery at the Molybdenum BU sites, resulting primarily from an increase in the estimated future reclamation cash outflows and an increase in the discount rate applied to these cash flows;
•$27.2 million of deferred income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine; and
•$15.0 million of legal costs and other related expenses directly related to the seizure of the Kumtor Mine.

Cash provided by operating activities was $100.2 million in 2023 compared to cash provided by operating activities of $7.8 million in 2022. The increase in cash provided by operating activities was primarily due to higher ounces of gold sold from processing of the remaining gold-in-carbon inventory at the Öksüt Mine and higher average realized gold and copper prices. Other contributing factors were a favourable change in working capital from the timing of vendor payments at the Mount Milligan Mine as well as lower cash taxes paid and a favorable working capital change due to the timing of vendor payments at the Öksüt Mine. Partially offsetting these impacts was a decrease in gold ounces and copper pounds sold, higher production costs and an unfavourable change in working capital change from the timing of cash collection on concentrate shipments at the Mount Milligan Mine as well as an unfavourable working capital movement from molybdenum concentrate purchased at increased molybdenum prices in the first quarter of 2023. The Molybdenum BU working capital build-up substantially reversed in the second and third quarters of 2023.

Free cash flow NG of $49.1 million was recognized in 2023 compared to free cash flow deficitNG of $57.6 million in 2022. The increase in free cash flowNG was primarily due to higher cash provided by operating activities as outlined above and lower sustaining capital expendituresNG at the Mount Milligan Mine, partially offset by higher sustaining capital expendituresNG at the Öksüt Mine mainly from higher capitalized stripping costs.
Recent Events and Developments

Ramp up of Öksüt Mine Operations

In early 2023 the Company completed construction and commissioning of a mercury abatement system to allow processing of mercury-bearing ores in the gold room at the Öksüt Mine’s adsorption, desorption and recovery (“ADR”) plant. In February and March 2023, the ADR facility underwent inspection and testing by the Turkish Ministry of Environment, Urbanization and Climate Change (the “Ministry of Environment”) and the Ministry of Labour and Social Security.

Following the completion and commissioning of the mercury abatement system and approval of an amended environmental impact assessment (“EIA”) by the Ministry of Environment, full operations resumed at the Öksüt Mine on June 5, 2023 and included the restart of all suspended activities including crushing and stacking of ore and initiation of processing of existing gold-in-carbon material in the gold room facilities within the ADR plant. Gold production activities have ramped up successfully with 86,667 ounces of gold produced and cash provided by mine operations of $143.9 million in the third quarter of 2023. All gold-in-carbon inventory was processed by the end of the third quarter of 2023, with significant remaining inventories of recoverable gold on the heap leach pad and in stockpiles.

Other permitting

In January 2023, the Öksüt Mine received notice of approval of its operating license extension application for a period of 10 years as well as approval of an enlarged grazing land permit to allow expansion of the Keltepe and Güneytepe pits, as planned. Since then, mining activities have been focused principally on the phase 5 and phase 6 pit wall pushback to expand the Keltepe pit and on the phase 2 wall push back to expand the Güneytepe pit.

Change in the tax regulations

On July 15, 2023, new legislation was published in the official gazette of the Republic of Türkiye which increased the corporate income tax rate from 20% to 25%. The new law applies to tax declarations to be filed starting October 1, 2023 and applies to earnings of corporations beginning January 1, 2023 and subsequent taxation periods. See 2023 Outlook section for additional details on the cash taxes to be paid in 2023.

Pre-Feasibility Study on the Restart of the Thompson Creek Mine

On September 18, 2023, Centerra announced the results of a prefeasibility study (“PFS”) on the restart of mining at Thompson Creek, including an optimized mine plan with 11-year mine life with a total molybdenum production of 134 million pounds. The restart of Thompson Creek, vertically integrated with operations at Langeloth, would result in a combined $373 million after-tax net present value (5%) and 16% after-tax internal rate of return, based on a flat molybdenum price of $20 per pound.

As disclosed at the Outlook section, project spending at the Thompson Creek Mine in 2023 is expected to be $12 to $13 million and relates to advancement of project studies including project de-risking activities such as geotechnical drilling, additional engineering costs and site early works.

The Company has commenced a feasibility study (“FS”) for Thompson Creek, which is expected to be completed by mid-2024. Upon completion of the FS, the Company expects to authorize a limited notice to proceed, requiring $100 to $125 million of capital for pre-stripping within current permitting authorizations and to purchase long lead items.

As part of the value maximizing plan for the Molybdenum BU, Centerra is evaluating all strategic options for the assets.

Extension of the Corporate Credit Facility

On September 11, 2023, Centerra announced it had extended its US$400 million revolving credit facility (the “Credit Facility”) with a renewed term of four years maturing on September 8, 2027. The interest rate payable on any outstanding borrowings is based on the Secured Overnight Financing Rate plus an applicable margin of 2.25% to 3.25%. The margin is unchanged from the previous credit facility. The credit facility is currently undrawn, and provides future flexibility and may be used for general corporate purposes such as working capital, investments, acquisitions, and capital expenditures.

Normal Course Issuer Bid

On October 11, 2022, Centerra announced the Toronto Stock Exchange had accepted its notice of intention to proceed with a normal course issuer bid (“NCIB”) for the purchase for cancellation of up to an aggregate of 15,610,813 common shares in the capital of the Company during the twelve-month period commencing on October 13, 2022 and and ending on October 12, 2023. Any tendered Common Shares taken up and paid for Centerra under the NCIB are cancelled.

During the nine months ended September 30, 2023, the Company repurchased and cancelled 3,114,300 common shares for a total consideration of $18.3 million (C$24.5 million) under its NCIB program.

On October 31, 2023, the Company filed a notice of intention with the Toronto Stock Exchange to renew a NCIB for the purchase for cancellation of up to an aggregate of 18,293,896 common shares in the capital of the Company.

Executive Management Changes

During the second quarter of 2023, the Company announced the appointment of Paul Tomory as its new President and Chief Executive Officer, effective May 1, 2023 and that Mr. Paul Wright would resume his responsibilities as an independent member of the Board of Directors.

In May 2023, the Company appointed Hélène Timpano as its new Executive Vice-President, Strategy & Corporate Development.

Exploration and Project Evaluation Update

Exploration expenditures included surface sampling, geological mapping, geophysical surveying, and drilling at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the USA. The activities were primarily focused on drilling programs at the Goldfield Project in Nevada, the Mount Milligan Mine in British Columbia, and at greenfield projects in the USA and Türkiye. Project evaluation expenditures were primarily focused at the Goldfield Project in Nevada.

Goldfield Project

Exploration

At the Goldfield Project, infill and resource extension, and geotechnical drilling continued with 48,274 metres completed during the nine months ended September 30, 2023. Exploration drilling was undertaken to the east of the Gemfield deposit, at the Goldfield Main deposit, at the McMahon Ridge deposit, at the Kendall prospect, and at the recently discovered Jupiter and Callisto prospects, situated 1.7 kilometers and 2.9 kilometers, respectively, to the northeast of the Gemfield deposit. Drilling during the third quarter of 2023 was undertaken to delineate near surface oxide material, the up-dip portion of mineralization identified during the first half of the year. At Jupiter, drilling continues to intersect low-grade oxide gold mineralization hosted in the Sandstorm Rhyolite which resembles the same host rock as the Gemfield deposit. Additional drill holes are planned to be completed during the fourth quarter of 2023.

Project Evaluation

As a result of a continuing strategic review of the project, the Company intends to focus exploration activities on oxide and transition material, principally in the Gemfield and nearby deposits that could result in more simplified ore processing methods, a flow sheet with lower capital costs and increased returns on the project when compared to the known sulphide ore at the Goldfield project. The Company will take additional time to perform exploration activities in its large, under explored land position, targeting oxide mineralization that could be incorporated into the initial resource estimate when completed. The timing for Goldfield’s initial resource estimate will be contingent on exploration success and metallurgical test work.

Oakley Project

The Oakley Project was an earn-in joint venture with Excellon Resources Inc. (“Excellon”) and is located 21 kilometres south of Oakley, Idaho. During the first nine months of 2023, Centerra completed its earn-in of a 70% interest in the property. The Company acquired the remaining 30% interest in the property on October 18, 2023.

A total of 4,584 metres of drilling was completed during the nine months ended September 30, 2023. Drill assays received to-date have increased the footprint of the resource base and continuation of the mineralized conglomerate zone along strike (to the west), and down dip (to the south). Gold mineralization is associated with silicification in a low-sulfidation epithermal environment, as evidenced by bladed quartz and banded silica veins.

An initial mineral inventory is expected to be estimated in the near future to assist the planning efforts for further development in 2024. Further drilling is planned to commence in 2024, including additional prospects within the Oakley project, including Cold Hill, Emery and Matrix basins.

2023 Outlook

The Company’s initial 2023 outlook was disclosed in the MD&A for the year ended December 31, 2022 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar followed by a revised outlook disclosed in the MD&A for the three and six months ended June 30, 2023 as a result of a restart of activities at the Öksüt Mine in early June 2023 and changes in the unit costs and sustaining capital expendituresNG at the Mount Milligan Mine.

Centerra’s consolidated guidance for production and unit costs remains unchanged from the previously disclosed guidance on June 30, 2023, except that the Company has revised its 2023 outlook for the Öksüt and Mount Milligan Mines based on updated estimates for metal production and corresponding unit costs at both mines.

The Company has also updated costs relating to exploration activities, including the Goldfield Project, as well as project evaluation costs at Thompson Creek Mine, and care and maintenance and reclamation costs for the Endako Mine and the Kemess Project.

The Company’s updated 2023 outlook and comparative actual results for the nine months ended September 30, 2023 are set out in the following table:

	Units	2023 Guidance - updated	Nine Months 2023 results	2023 Guidance - previous
Production
Total gold production(1)	(Koz)	340 - 360	221	340 - 360
Mount Milligan Mine(2)(3)(4)	(Koz)	150 - 160	114	160 - 170
Öksüt Mine	(Koz)	190 - 200	107	180 - 190
Total copper production(2)(3)(4)	(Mlb)	60 - 70	42	60 - 70
Unit Costs(5)
Gold production costs(1)	($/oz)	700 - 750	820	700 - 750
Mount Milligan Mine(2)	($/oz)	1,050 - 1,100	1,134	1,000 - 1,050
Öksüt Mine	($/oz)	425 - 475	440	450 - 500
All-in sustaining costs on a by-product basisNG(1)(3)(4)	($/oz)	1,000 - 1,050	1,122	1,000 - 1,050
Mount Milligan Mine(4)	($/oz)	1,175 - 1,225	1,214	1,125 - 1,175
Öksüt Mine	($/oz)	625 - 675	679	650 - 700
All-in costs on a by-product basisNG(1)(3)(4)	($/oz)	1,225 - 1,275	1,471	1,225 - 1,275
Mount Milligan Mine(4)	($/oz)	1,225 - 1,275	1,249	1,175 - 1,225
Öksüt Mine	($/oz)	725 - 775	836	750 - 800
All-in sustaining costs on a co-product basisNG(1)	($/oz)	1,050 - 1,100	1,168	1,050 - 1,100
Mount Milligan Mine	($/oz)	1,275 - 1,325	1,300	1,225 - 1,275
Öksüt Mine	($/oz)	625 - 675	836	650 - 700
Copper production costs	($/lb)	2.15 - 2.40	2.43	2.15 - 2.40
All-in sustaining costs on a co-product basisNG	($/lb)	2.90 - 3.15	2.78	2.90 - 3.15
Capital Expenditures
Additions to PP&E(1)	($M)	90 - 115	53.8	90 - 115
Mount Milligan Mine	($M)	50 - 60	25.4	50 - 60
Öksüt Mine	($M)	35 - 45	23.4	35 - 45
Total Capital ExpendituresNG(1)	($M)	90 - 115	51.9	90 - 115
Mount Milligan Mine	($M)	50 - 60	27.6	50 - 60
Öksüt Mine	($M)	35 - 45	20.5	35 - 45
Sustaining Capital ExpendituresNG(1)	($M)	90 - 110	49.0	90 - 110
Mount Milligan Mine	($M)	50 - 60	27.6	50 - 60
Öksüt Mine	($M)	35 - 45	20.5	35 - 45
Non-sustaining Capital ExpendituresNG(6)	($M)	3 - 4	2.9	2
Depreciation, depletion and amortization(1)	($M)	115 - 140	84.4	115 - 140
Mount Milligan Mine	($M)	65 - 80	58.6	65 - 80
Öksüt Mine	($M)	40 - 50	22.2	40 - 50
Income tax and BC mineral tax expense(1)	($M)	80 - 90	46.5	80 - 90
Mount Milligan Mine	($M)	1 - 3	1.3	1 - 3
Öksüt Mine	($M)	75 - 85	45.2	75 - 85
1.Consolidated Centerra figures.
2.The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Streaming Arrangement”). Using an assumed market gold price of $1,850 per ounce and a blended copper price of $3.85 per pound for the remaining three months ending December 31, 2023 (unchanged from the previous guidance), the Mount Milligan Mine’s average realized gold and copper price for the remaining three months of 2023 would be $1,350 per ounce and $2.98 per pound, respectively, compared to average realized prices of $1,404 per ounce and $3.01 per pound in the nine months ended September 30, 2023, when factoring in the Mount Milligan Streaming Arrangement and concentrate refining and treatment costs. The blended copper price of $3.85 per pound factors in copper hedges in place as of September 30, 2023 and a market price of $3.70 per pound for the unhedged portion for the remainder of 2023 (unchanged from the previous guidance).
3.Gold and copper production at the Mount Milligan Mine for the fourth quarter of 2023 assumes recoveries of 66% and 81%, respectively, which is unchanged from the previous guidance. Gold production at the Öksüt Mine assumes recoveries of approximately 72%. 2023 gold ounces and copper pounds sold are expected to approximate production figures.
4.Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5.Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.
6.Represents non-sustaining capital expendituresNG at the Goldfield Project.

The Company’s 2023 outlook for the Goldfield Project, Kemess Project, the Molybdenum BU, corporate administration, and other exploration projects and comparative actual results for the nine months ended September 30, 2023 are set out in the following table:

		2023 Guidance - updated	Nine Months 2023 results	2023 Guidance - previous
Project Evaluation and Exploration Costs(1)
Goldfield Project - Project Evaluation Costs	($M)	12 - 17	12.5	15 - 20
Goldfield Project - Exploration Costs	($M)	19 - 23	21.0	16 - 20
Thompson Creek Mine - Project Evaluation Costs	($M)	12 - 13	7.6	9 - 10
Mount Milligan Mine	($M)	7 - 9	5.4	7 - 9
Öksüt Mine	($M)	1 - 2	1.3	1 - 2
Other - Greenfield and Generative(2)	($M)	13 - 16	14.3	16 - 19
Total Project Evaluation and Exploration Costs	($M)	64 - 80	62.1	64 - 80
Other Costs
Kemess Project	($M)	11 - 13	8.0	15 - 17
Corporate Administration Costs(3)	($M)	40 - 45	33.2	40 - 45
Stock-based Compensation	($M)	8 - 10	6.6	8 - 10
Other Corporate Administration Costs	($M)	32 - 35	26.6	32 - 35
Molybdenum BU Cash Used in Operations(4)	($M)
Thompson Creek Mine - Care and Maintenance and Project Evaluation Expenditures(5)	($M)	21 - 23	17.0	18 - 20
Endako Mine - Care and Maintenance and Reclamation Expenditures	($M)	9 - 12	3.8	12 - 15
Langeloth Facility - Working Capital Incremental Investment	($M)	15 - 45	15.0	15 - 45
1.The exploration and project evaluation costs include both expensed exploration and project evaluation costs as well as capitalized exploration costs and exclude business development expenses. $1.2 million of these capitalized exploration costs are also included in the full year 2023 sustaining capital expendituresNG at the Mount Milligan Mine, compared to $1.2 million of capitalized exploration costs at the Mount Milligan Mine for the nine months ended September 30, 2023. In addition, $2.9 million of capitalized project evaluation costs at the Goldfield project are also included in the nine months ended September 30, 2023 and full year 2023 sustaining capital expendituresNG.
2.Other exploration category includes exploration costs at the Oakley exploration property in Idaho, USA with $7.3 million of actual costs incurred in the nine months ended September 30, 2023.
3. 2023 actual costs incurred in the nine months ended September 30, 2023 include severance costs of approximately $2.6 million.
4.This is a cash-flow based metric as opposed to cost metrics related to Goldfield Project, Kemess Project, corporate administration, and other exploration projects listed in the table above.
5.Includes project evaluation costs listed under total project and exploration costs.

Production Profile

In the nine months ended September 30, 2023, the Company reported consolidated gold and copper production of 221,058 ounces of gold and 42.2 million pounds of copper, respectively. Centerra's 2023 consolidated gold production is expected to be between 340,000 and 360,000 ounces, in line with previous guidance. This includes an estimated 150,000 to 160,000 ounces from the Mount Milligan Mine and 190,000 to 200,000 ounces from the Öksüt Mine. The Mount Milligan Mine's full-year production estimate has been revised from the previous range of 160,000 to 170,000 ounces primarily due to lower than expected gold recovery from the elevated pyrite ratio resulting from blending low grade gold and high grade copper ore mined in phase 9 with high grade gold and low grade copper ore mined in phase 7. In addition, mine sequencing and lower gold grades in an ore-waste transition zone in phase 9 mostly in the first half of 2023 and partially in the third quarter of 2023 contributed to lower overall gold production. Processing a portion of elevated pyrite bearing high grade ore mined in phase 7 this year is expected to be deferred to 2024 for blending purposes. At the same time, the Company has increased its gold production forecast for the Öksüt Mine to 190,000 to 200,000 ounces from the previous range of 180,000 to 190,000 ounces, reflecting its successful operational ramp-up throughout the third quarter of 2023. Centerra’s 2023 consolidated copper production forecast remains at 60 to 70 million pounds; however; it is anticipated that full year copper production will be near the low end of the guidance range.

In the nine months ended September 30, 2023, the Mount Milligan Mine's gold and copper production was 113,888 ounces of gold and 42.2 million pounds of copper, respectively. During the first nine months of the year, the mine was impacted by mine sequencing and lower gold grades than planned when mining in an ore-waste transition zone, with this lower grade ore also impacting plant metal recoveries. Consequently, the mill processed a larger volume of stockpiled ore, which had lower grade than the run-of-mine ore. In addition, plant recoveries were impacted by the pyrite ratio of the ore fed into the mill. The Company expects medium-term recoveries for gold and copper to be similar to those achieved during the first nine months of 2023 and is undertaking additional metallurgical reviews aimed at increasing recoveries from current levels. In light of these factors, the Company has revised its 2023 gold production guidance for the Mount Milligan Mine to the range of 150,000 to 160,000 ounces as outlined above. In 2024, the Company anticipates higher levels of gold production and similar levels of copper production compared to 2023 production guidance levels.

The Öksüt Mine resumed its full operations in early June 2023, following approval of its updated EIA. By the end of September 2023, the Öksüt Mine completed processing of all gold-in-carbon inventory and produced 107,170 ounces of gold in the nine months ended September 30, 2023. After a successful ramp-up in the third quarter of 2023, the Company has revised its forecast for the mine’s 2023 gold production to 190,000 to 200,000 ounces up from the previous range of 180,000 to 190,000 ounces.

Cost Profile

The Company’s consolidated gold production costs amounted to $820 per ounce in the nine months ended September 30, 2023. The Company still expects its full-year gold production costs to remain within the $700 to $750 per ounce range, consistent with prior estimates. The gold production costs per ounce in the nine months ended September 30, 2023 were higher than guidance primarily due to lower gold production at the Mount Milligan Mine and no production at the low-cost Öksüt Mine for the first five months of the year. The Öksüt Mine gold production costs per ounce are expected to be slightly higher in the fourth quarter of 2023 than the third quarter of 2023 as the mine has completed processing of its gold-in-carbon inventory with lower weighted average cost per ounce and has transitioned into processing heap leach inventory with higher weighted average cost per ounce. Consolidated gold production costs are still expected to be lower for the full year as compared to the nine months ended September 30, 2023 primarily due to elevated levels of gold production at the Öksüt Mine in the fourth quarter of 2023, resulting in no change to the Company’s consolidated gold production cost guidance.

In the nine months ended September 30, 2023, the Mount Milligan Mine reported gold production costs of $1,134 per ounce. Due to the revision to gold production guidance, the Company has adjusted its full-year 2023 cost guidance to $1,050 to $1,100 per ounce from the previous range of $1,000 to $1,050. Factors contributing to higher costs in the nine months ended September 30, 2023 included increased mill maintenance costs, greater reliance on the lower grade stockpiles for mill feed leading to higher rehandling costs, lower costs capitalized to the tailings storage facility (“TSF”), and a shift in the allocation of production costs between gold and copper due to changes in their relative market prices. In the fourth quarter of 2023, the Mount Milligan Mine is expected to have lower gold production costs as compared to the nine months ended September 30, 2023. The expected reduction is attributed to higher amounts of mining costs to be capitalized to TSF and lower mill maintenance costs estimated for the remainder of the year. In the first nine months of 2023, the mine executed two major mill maintenance shutdowns in February and August and there are no major shutdowns planned in the fourth quarter of 2023. In light of higher costs experienced at the Mount Milligan Mine in recent quarters, a full asset optimization review has been launched, with the assistance of a third-party consultant, which includes assessments of productivity and cost efficiency opportunities in concert with mine plan optimization. This review is designed to identify and drive incremental improvements in the mine’s operations and is expected to be completed in 2024.

Öksüt Mine’s gold production costs were $440 per ounce in the nine months ended September 30, 2023. It is important to note that these costs represent a partial operating period, as full operations resumed at the Öksüt Mine in early June 2023 and the site prioritized processing gold-in-carbon inventory which had relatively low weighted average costs per ounce. In the fourth quarter of 2023, the Öksüt Mine is expected to be processing heap leach inventory with slightly higher weighted average cost per ounce. Öksüt Mine’s full year gold production costs are expected to be in the range of $425 to $475 per ounce revised from the previous range of $450 to $500 per ounce and reflect a better gold production outlook, which is expected to lower unit costs compared to the previous guidance.

Copper production costs at the Mount Milligan Mine were $2.43 per pound in the nine months ended September 30, 2023 and are expected to be in the $2.15 to $2.40 per pound range for the full year, which is unchanged from the previous guidance. Copper production costs per pound are expected to be lower in the fourth quarter of 2023 primarily due to higher expected copper production and sales projected in the fourth quarter of 2023.

Consolidated all-in sustaining costs on a by-product basisNG were $1,122 per ounce in the nine months ended September 30, 2023 and are expected to be in the range of $1,050 to $1,100 per ounce for the full year 2023, which is unchanged from the previous guidance. The expected decrease in consolidated all-in sustaining costs on a by-product basisNG for the full year compared to the nine months ended September 30, 2023 is primarily due to a decrease in gold production costs per ounce and higher by-product credits from an increase in copper pounds expected to be sold in the fourth quarter of 2023.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basisNG were $1,214 per ounce in the nine months ended September 30, 2023. For the full year of 2023, all-in sustaining costs on a by-product basisNG are expected to range from $1,175 to $1,225 per ounce, which is consistent with the all-in sustaining costs on a by-product basisNG in the nine months ended September 30, 2023 but is an increase from the previous guidance range of $1,125 to $1,175 per ounce. The revision to the all-in sustaining costs on a by-product basisNG guidance is primarily due to higher gold production costs per ounce as outlined above.

The Öksüt Mine’s all-in sustaining costs on a by-product basis per ounceNG were $679 per ounce in the nine months ended September 30, 2023, which reflects only a partial year of full production but a full nine months of sustaining capital expendituresNG. The full year all-in sustaining costs on a by-product basis per ounceNG at the Öksüt Mine are expected to be in the range of $625 to $675 per ounce, compared to the previous guidance of $650 to $700 per ounce. The revised guidance reflects an improved outlook for the full year gold production, which is expected to lower unit costs compared to the nine months ended September 30, 2023.

Consolidated all-in costs on a by-product basisNG were $1,471 per ounce in the nine months ended September 30, 2023 and are expected to be in the range of $1,225 to $1,275 per ounce for the full year 2023, which is unchanged from the previous guidance. The expected decrease in consolidated all-in costs on a by-product basisNG for the full year compared to the nine months ended September 30, 2023 is primarily due to an expected decrease in all-in sustaining costs on a by-product basis per ounceNG and lower projected exploration and evaluation costs in the fourth quarter of 2023.

The Mount Milligan Mine’s all-in costs on a by-product basisNG for the nine months ended September 30, 2023 were $1,249 per ounce. Full-year guidance for 2023 is now expected to be between $1,225 and $1,275 per ounce, an increase from the previous guidance of $1,175 to $1,225 per ounce. The revised guidance for all-in costs on a by-product basisNG is consistent with all-in costs on a by-product basisNG for the nine months ended September 30, 2023. The revision to all-in costs on a by-product basisNG is primarily due to an increase in all-in sustaining costs on a by-product basisNG at the Mount Milligan Mine.

The Öksüt Mine’s all-in costs on a by-product basisNG were $836 per ounce in the nine months ended September 30, 2023 and are expected to be in the range of $725 to $775 per ounce for the full year 2023 compared to the range of $750 to $800 per ounce in the previous guidance and reflects the higher gold production outlook, which is expected to lower unit costs compared to the nine months ended September 30, 2023.

Capital Expenditures

Additions to Property, Plant and Equipment (“PP&E”) for IFRS accounting purposes includes certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. In the nine months ending September 30, 2023, consolidated additions to PP&E were $53.8 million. Total capital expendituresNG were $51.9 million in the nine months ended September 30, 2023 and are expected to be in the range of $90 to $115 million, which is unchanged from previous guidance; however, it is anticipated that full year capital expendituresNG will be near the low end of the guidance range. The timing of the capital expendituresNG in the nine months ending September 30, 2023 was affected by operational delays at the Öksüt Mine, whereby the Company delayed some capital projects awaiting the restart of full operations. In addition, at the Mount Milligan Mine, mining sequence changes resulted in lower capitalization to the TSF in the nine months ended September 30, 2023 and permitting delays experienced for certain capital projects contributed to the deferral of some capital spending to the forth quarter of 2023 and full year 2024. The Company anticipates an increase in capital expendituresNG in the fourth quarter of 2023.

The Mount Milligan Mine’s additions to PP&E in 2023 were $25.4 million in the nine months ended September 30, 2023. Total capital expendituresNG were $27.6 million in the nine months ended September 30, 2023 and are expected to be in the range of $50 to $60 million for the full year 2023, which is unchanged from the previous guidance; however, it is anticipated that full year capital expendituresNG will be near the low end of the guidance range. Most of the 2023 capital expendituresNG expected to be incurred during the last quarter of the year relate to construction of a water pumping system, capitalization to the TSF, as well as overhauls of mobile equipment. The difference between additions to PP&E and capital expendituresNG is primarily due to the decrease in future reclamation costs in the period.

Sustaining capital expendituresNG in 2023 at the Öksüt Mine were $20.5 million in the nine months ended September 30, 2023 and are expected to be $35 to $45 million, which is unchanged from the previous guidance. Most of the remaining sustaining capital expendituresNG relate to capitalized stripping costs, construction of a contact water treatment plant and ADR facility pond, and the heap leach pad expansion.

Molybdenum Business Unit

The Company’s costs at the Thompson Creek Mine and the Endako Mine in the nine months ended September 30, 2023 were $21.8 million. The Company’s full year 2023 expenditures for the Thompson Creek Mine and the Endako Mine are estimated to be between $30 and $35 million, which is unchanged from the previous guidance.

In the nine months ended September 30, 2023, the Company's expenditures at the Endako Mine totaled $3.5 million, with minimal costs attributed to reclamation. The guidance for full year 2023 expenditures has been reduced to $9 to $12 million from a previous range of $12 to $15 million due to the deferral of certain reclamation activities to future years. In the nine months ended September 30, 2023, the Company’s costs are lower than guidance primarily due to extended work focused on engineering design for the closure of the spillway for Tailings Pond 2. The Company is deferring most of the costs associated with the reclamation activities of the spillway for Tailings Pond 2 to future years.

The Company’s expenditures at the Thompson Creek Mine in the nine months ended September 30, 2023 were $17.0 million, including $9.2 million for care and maintenance, $7.6 million costs related to advancement of project studies and $0.2 million costs for capital expendituresNG. The full year 2023 expenditures at the Thompson Creek Mine are expected to be approximately $21 to $23 million, which is increased from the previous guidance of $18 to $20 million primarily due to timing of early works activities at site following the completion of the PFS. The updated guidance includes $9 to $10 million of care and maintenance costs, and $12 to $13 million of costs associated with advancement of project studies, including project de-risking activities such as geotechnical drilling, and additional engineering costs as well as preliminary stripping costs. In September 2023, the Company announced the results of its PFS on the restart of the Thompson Creek Mine. The Company has commenced a feasibility study which is expected to be completed by mid-2024.

The Langeloth Facility’s objective is to operate with lower inventory levels on hand. For the Langeloth Facility’s 2023 operations, the Company expects the sales price realized for its molybdenum products sold to be approximately in line with the full cost to produce these products, which includes the cost to purchase molybdenum concentrate from third parties and the on-site processing costs. In the first quarter of 2023, the significant increase in the molybdenum prices in excess of $35 per pound resulted in increased working capital requirements to purchase molybdenum concentrate at the Langeloth Facility. The additional investment in working capital during the first quarter of 2023 at the Langeloth Facility amounted to approximately $67 million. Through the second and third quarters of 2023, approximately $52 million of the investment in working capital was released. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. Molybdenum prices remain above 2022 levels and thus have required a net investment in working capital during 2023. To date, the incremental investment in working capital during 2023 has been approximately $15 million. The Company expects the incremental investment in working capital to be approximately $15 million at a molybdenum price of $20 per pound and $45 million at a molybdenum price of $30 per pound over the course of full year 2023.
Exploration Expenditures (excluding Project Evaluation costs)

In the nine months ended September 30, 2023 total exploration expenditures were $42.9 million, including $21.0 million related to the Goldfield Project and capitalized exploration costs of $1.2 million. Total exploration expenditures guidance of $40 to $50 million for the full year of 2023 remains unchanged from the previous guidance.

Goldfield Project

The Goldfield Project cost estimates include both exploration and project evaluation costs and are expected to be in the range of $31 to $40 million for 2023, which is unchanged from previous guidance. The total project cost guidance includes $12 to $17 million for project evaluation costs ($15 to $20 million in the previous guidance) and ### for exploration costs ($16 to $20 million in the previous guidance) as outlined above. The shift between exploration and project evaluation costs is primarily due to the pivot in the strategy on the Goldfield property to focus on the identification of oxide and transitional ore. In the nine months ended September 30, 2023 project evaluation costs and exploration costs related to the Goldfield Project amounted to $33.5 million, including $12.5 million related to project evaluation, which were mostly expensed, and $21.0 million related to exploration. In the third quarter of 2023, the Company also made the milestone payment due to Waterton Nevada Splitter, LLC (“Waterton”) in the amount of $31.5 million.

Ongoing exploration activities in the fourth quarter of 2023 will focus on drilling oxide targets on the Jupiter and Callisto prospects.

Kemess Project

The Kemess Project will continue to be on care and maintenance in 2023. Care and maintenance costs incurred in the nine months ended September 30, 2023 were $8.0 million with care and maintenance costs expected to be in the range from $11 to $13 million in the full year 2023, which is lower from the previous guidance of $15 to $17 million as certain activities were not conducted during 2023 and deferred until the following year due to high occurrence of wild fires in British Columbia.

Corporate Administration

Corporate and administration expenses in the nine months ended September 30, 2023 were $33.2 million, including $2.6 million for severance related costs and stock-based compensation expense of $6.6 million. Higher costs incurred in the first half of 2023 are being partially offset by lower payroll related costs associated with streamlining of the Company’s corporate structure, and lower costs related to the implementation of a new enterprise resource planning (“ERP”) system in the second half of 2023. The planned full year 2023 corporate and administration expenses are unchanged from the previous guidance and expected to be in the range of $40 to $45 million (including $6 to $8 million of stock-based compensation expenses).

Depreciation, Depletion and Amortization

Consolidated DDA expense included in costs of sales expense was $84.4 million in the nine months ended September 30, 2023 and is expected to be in the range of $115 to $140 million, which is unchanged from the previous guidance. Mount Milligan Mine’s planned DDA included in costs of sales for 2023 is unchanged from the previous guidance and is expected to be in the range of $65 to $80 million, compared to $58.7 million for the nine months ended September 30, 2023. Öksüt Mine’s DDA expense in the nine months ended September 30, 2023 was $22.2 million and is expected to be $40 to $50 million for the full year of 2023, which is unchanged from the previous guidance. The remaining balance of DDA expense for 2023 is estimated to be approximately $10 million and is primarily related to the Molybdenum BU.

Current Taxes and Tax Payments

In the nine months ended September 30, 2023, the Mount Milligan Mine’s British Columbia mineral tax expense was $1.3 million and it is estimated to be in the $1 to $3 million range for the full year of 2023, which is unchanged from the previous guidance. The Mount Milligan Mine paid $3.6million for the nine months ended September 30, 2023 and is expected to pay between $3 to $6 million in cash taxes in 2023. The difference between income tax expense and cash taxes paid is due to the timing of tax payments.

Current income tax expense in relation to the Öksüt Mine was $45.2 million in the nine months ended September 30, 2023, which included an additional special tax in the first quarter of 2023. Full year current income tax expense in relation to the Öksüt Mine is estimated to be between $75 to $85 million, which is unchanged from the previous guidance, and reflects a 25% income tax rate. Total cash taxes paid in the nine months ended September 30, 2023 were $9.2million. The Öksüt Mine is expected to pay approximately $40 to $50 million in cash taxes in 2023. The difference between income tax expense and cash taxes paid is due to the timing of tax payments.

Other

In 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Mine Finance Group (“Orion”). Pursuant to an agreement dated December 15, 2020, with Orion and Premier Gold Mines Limited, the Company is entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones. The Company is expected to receive the initial contingent payment of $25 million from Orion in December 2023.

2023 Material Assumptions

Other material assumptions or factors not mentioned above but used to forecast production and costs for the remaining three months ending December 31, 2023, after giving effect to the hedges in place as at September 30, 2023, include the following:
•a market gold price of $1,850 per ounce (unchanged from the previous guidance), and an average realized gold price at the Mount Milligan Mine of $1,350 per ounce (unchanged from the previous guidance) after reflecting the Mount Milligan Streaming Arrangement (i.e., 35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs.
•a market price of $3.70 per pound (unchanged from the previous guidance) for the unhedged portion of copper production, representing a blended copper price of $3.85 per pound (unchanged from the previous guidance) that gives effect to the hedges in place as at September 30, 2023, resulting in an average realized copper price at the Mount Milligan Mine of $2.98 per pound (unchanged from the previous guidance) after reflecting the

Mount Milligan Streaming Arrangement (18.75% of the Mount Milligan Mine’s copper is sold at 15% of the spot price per metric tonne), and copper treatment and refining costs.
•exchange rates as follows: $1USD:$1.30 CAD (unchanged from the previous guidance), $1USD:27 Turkish lira ($1USD:20.0 in the previous guidance).
•diesel fuel price of $1.10/litre or CAD$1.43/litre ($0.96/litre or CAD$1.25/litre in the previous guidance) at the Mount Milligan Mine.

Mount Milligan Streaming Arrangement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Arrangement. To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for the rest of 2023 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2023 and related risk factors can be found under the heading “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent AIF.

2023 Sensitivities

Centerra’s costs and cash flows for the remaining three months ending December 31, 2023 are sensitive to changes in certain key inputs. The company has estimated the impact of any such changes on its costs and cash flows as follows:

Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Cash flows	All-in sustaining costs on a by-product basis per ounceNG
Gold price(1)(2)	-$50/oz	1.5 - 1.8	—	3.5 - 4.5	9 - 10
	+$50/oz	1.0 - 1.2	—	6.5 - 7.5	1 - 2
Copper price(1)(2)	-10%	0.1 - 0.3	—	2.5 - 5.5	20 - 40
	+10%	0.2 - 0.5	—	5.0 - 8.5	40 - 60
Diesel fuel(1)	10%	0.2 - 0.3	0.1 - 0.2	0.3 - 0.5	3 - 5
Canadian dollar(1)(3)	10 cents	1.7 - 2.5	0.3 - 0.5	2.0 - 3.0	15 - 20
Turkish lira(3)	1 lira	0.1 - 0.2	0.1 - 0.2	0.2 - 0.4	1 - 2
(1)Includes the effect of the Company’s copper, diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of September 30, 2023 of approximately 30%, 53% and 75%, respectively.
(2)Excludes the impact of gold hedges, the effect of change in gold price on the royalty at the Öksüt Mine in the nine months ended September 30, 2023 and the effect of 25,559 ounces of gold with an average mark-to-market price of $1,858 per ounce and 15.0 million pounds of copper with an average mark-to-market price of $3.74 per pound outstanding under contracts awaiting final settlement in future months as of September 30, 2023.
(3)Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings, depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Liquidity and Capital Resources

The Company’s total liquidity position as September 30, 2023 was $890.2 million, representing a cash balance of $492.1 million and $398.1 million available under a corporate credit facility. Credit facility availability is reduced by outstanding letters of credit, amounting to $1.9 million as at September 30, 2023.

Third Quarter 2023 compared to Third Quarter 2022

See the Overview of Consolidated Results section in this MD&A for the discussion of cash used in operating activities.

Cash used in investing activities of $50.2 million was recognized in the third quarter of 2023 compared to $18.5 million in the third quarter of 2022. The increase is primarily related to the final milestone payment of $31.5 million made to Waterton during the third quarter of 2023, partially offset by a decrease in restricted cash balances.

Cash used in financing activities during the third quarter of 2023 was $26.1 million compared to $107.1 million in the third quarter of 2022. The change relates to fewer Centerra’s common shares repurchased and cancelled. Consideration for share repurchase and cancellation under the Company’s NCIB program in the third quarter of 2023 was $11.0 million, which compared to consideration of $93.3 million for the repurchase and cancellation of Kyrgyzaltyn’s 77,401,766 Centerra common shares in the third quarter of 2022. The overall decrease is partially offset by the higher financing costs paid of $2.5 million as compared to $0.5 million in the third quarter 2022 due to transaction costs associated with the renewal of the corporate credit facility which were expensed in the period.

Nine months ended September 30, 2023 compared to 2022

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.
Cash used in investing activities of $81.1 million was recognized in 2023 compared to $240.1 million in 2022. The decrease is primarily related to the acquisition of the Goldfield Project of $176.7 million in the first quarter of 2022 and lower PP&E additions at the Mount Milligan Mine in 2023 compared to 2022. The decrease is partially offset by a higher PP&E additions at the Öksüt Mine in 2023 compared to 2022 and the milestone payment of $31.5 million made to Waterton during the third quarter of 2023 in connection with the acquisition of the Goldfield Project.
Cash used in financing activities of $58.9 million was recognized in 2023 compared to $134.2 million in 2022. The decrease was primarily due to fewer Centerra common shares repurchased and cancelled. The total consideration of $18.3 million paid for the repurchase and cancellation of 3,114,300 Centerra common shares under the Company’s NCIB program in 2023 is lower compared to the consideration of $93.3 million paid for the repurchase and cancellation of Kyrgyzaltyn’s 77,401,766 Centerra common shares in 2022. The overall decrease is partially offset by the higher financing costs paid of $3.5 million in 2023 as compared to $1.7 million in 2022 due to transaction costs associated with the renewal of the corporate credit facility which were expensed in the period.
Financial Performance
Third Quarter 2023 compared to Third Quarter 2022

Revenue of $343.9 million was recognized in the third quarter of 2023 compared to $179.0 million in the third quarter of 2022. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Öksüt Mine and higher average realized gold and copper prices, partially offset by both lower gold ounces and copper pounds sold at the Mount Milligan Mine driven by mine sequencing with lower gold and copper grade and recoveries of material processed. The overall increase in revenue was also the result of significantly higher average realized molybdenum prices in the third quarter of 2023 compared to the third quarter of 2022.

Gold production was 126,221 ounces in the third quarter of 2023 compared to 54,134 ounces in the third quarter of 2022. Gold production in the third quarter of 2023 included 39,554 ounces of gold from the Mount Milligan Mine compared to 54,134 ounces in the third quarter of 2022, with the lower production primarily due to lower gold head grade and lower recoveries driven by mine sequencing and elevated pyrite ratio of the blended material processed at the mill. There were 86,667 ounces of gold produced at the Öksüt Mine in the third quarter of 2023 compared to no ounces produced in the third quarter of 2022 due to the suspension of gold room operations at the ADR plant in the comparable period.

Copper production at the Mount Milligan Mine was 15.0 million pounds in the third quarter of 2023 compared to 19.0 million pounds in the third quarter of 2022. The decrease in copper production is attributed to lower copper head grade and processing oxidized ore which negatively affected recovery and elevated pyrite content in mill feed which required higher flotation selectivity to produce copper concentrate within target specifications. During the third quarter of 2023, the average copper head grade and recovery were 0.17% and 76.5% compared to 0.20% and 82.4% in the third quarter of 2022.

The Langeloth Facility roasted 2.6 million pounds and sold 2.7 million pounds of molybdenum in the third quarter of 2023, compared to 4.2 million pounds and 3.3 million pounds, respectively in the third quarter of 2022. This decrease in the molybdenum roasted and sold was primarily due to increased roasting and sales in the third quarter of 2022 to make up for the unplanned acid plant shut down in the first quarter of 2022.

Cost of sales of $229.3 million was recognized in the third quarter of 2023 compared to $146.4 million in the third quarter of 2022. The increase was primarily attributable to higher production costs and higher DD&A at the Mount Milligan Mine and the Öksüt Mine. With no gold sales in the third quarter of 2022, there were no cost of sales recognized for the Öksüt Mine for that period.

Gold production costs were $643 per ounce in the third quarter of 2023 compared to $729 per ounce in the third quarter of 2022. The decrease was primarily due to higher gold ounces sold at the Öksüt Mine as operations resumed. The decrease is partially offset by a decrease in gold ounces sold and higher mining costs and higher processing costs at the Mount Milligan Mine.

DDA was $42.5 in the third quarter of 2023 compared to $14.5 in the third quarter of 2022. The increase in DDA was primarily from an increased PP&E depreciable base in 2023 at the Mount Milligan Mine as well as processing a high volume of gold-in-carbon-inventory at the Öksüt Mine, the cost of which was previously capitalized to PP&E.

All-in sustaining costs on a by-product basisNG were $827 per ounce in the third quarter of 2023 compared to $941 per ounce in the third quarter of 2022. The decrease in all-in sustaining costs on a by-product basisNG was primarily due to lower gold production costs per ounce and lower corporate general administrative costs. This was partially offset by lower by-product credits as a result of lower copper pounds sold and higher sustaining capital expendituresNG at the Mount Milligan Mine and the Öksüt Mine.

All-in costs on a by-product basisNG were $983 per ounce in the third quarter of 2023 compared to $1,376 per ounce in the third quarter of 2022. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG as noted above and lower expensed exploration and evaluation costs.

Expensed exploration and evaluation expenditures of $19.5 million were recognized in the third quarter of 2023 compared to $21.4 million in the third quarter of 2022. The decrease was primarily due to less drilling activities and technical studies undertaken as part of project evaluation activities at the Goldfield Project during the third quarter of 2023 compared to 2022, partially offset by $7.6 million of project evaluation costs at the Thompson Creek Mine. The total expenditures of $19.5 million recognized in 2023 comprised:
•$2.0 million of project evaluation costs at the Goldfield Project ($6.8 million in 2022);
•$4.3 million of drilling and related costs at the Goldfield Project ($3.7 million in 2022);
•$2.9 million of drilling and related costs at the Mount Milligan Mine ($3.6 million in 2022);
•$0.4 million of drilling and related costs at the Öksüt Mine ($0.8 million in 2022);
•$2.5 million of project evaluation costs at the Thompson Creek Mine (nil in 2022); and
•$7.4 million of drilling and related costs across the Company’s other exploration projects ($6.4 million in 2022).

Reclamation recovery was $23.1 million in the third quarter of 2023 compared to reclamation recovery of $7.7 million in the third quarter of 2022. The reclamation recovery of $23.1 million at sites on care and maintenance was primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows at the Endako Mine, Thompson Creek Mine and Kemess Project and change of timing of reclamation activities at the Thompson Creek Mine, partially offset by the increase in an estimate of future reclamation cash outflows at the Endako Mine.

Other non-operating income of $7.8 million was recognized in the third quarter of 2023 compared to other non-operating expenses of $0.7 million in the third quarter of 2022. The change is primarily attributable to litigation and related costs incurred in connection with the seizure of the Kumtor Mine incurred in the third quarter of 2022 that did not occur in 2023, higher interest income earned on the Company’s cash balance from rising interest rates as well as higher foreign exchange gains attributable to movement in foreign currency exchange rates in the third quarter of 2023 compared to the third quarter of 2022.

The Company recognized income tax expense of $41.5 million in the third quarter of 2023, comprising current income tax expense of $36.5 million and deferred income tax expense of $5.0 million, compared to income tax expense of $26.1 million in the third quarter of 2022, comprising current income tax recovery of $1.4 million and deferred income tax expense of $27.5 million. The increase in income tax expense was mainly due to an increase in current income tax expense resulting from the Öksüt Mine’s resumption of operations in the second quarter of 2023, and an increase in the corporate income tax rate for the Öksüt Mine.
Nine months ended September 30, 2023 compared to 2022

Revenue of $754.9 million was recognized in 2023 compared to $641.9 million in 2022. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Öksüt Mine and higher average realized gold and copper prices, partially offset by both lower gold ounces and copper pounds sold at the Mount Milligan Mine Mine driven by mine sequencing with lower gold and copper grades and recoveries of material processed. The overall increase in revenue was also the result of significantly higher average realized molybdenum prices.
Gold production was 221,058 ounces in 2023 compared to 190,646 ounces in 2022. Gold production in 2023 included 113,888 ounces of gold from the Mount Milligan Mine, compared to 135,955 ounces in 2022, with the lower production primarily due to lower gold head grade and lower recoveries. During 2023, the average gold grade was 0.36 g/t and recoveries were 63.7% compared to 0.41 g/t and 67.5% in 2022. Gold production was negatively impacted by mine sequencing and lower gold grades than planned when mining in an ore-waste transition zone in the first half 2023 and elevated pyrite ratio of the blended material processed at the mill that negatively affected gold recoveries. The Öksüt Mine produced 107,170 ounces of gold in 2023 compared to 54,691 ounces of gold in 2022. Due to the suspension of gold operations in 2022 and operations restart in 2023, the Öksüt Mine operated for four months in 2023 as compared to three months in 2022. In addition in 2023, the site was focused on processing gold-in-carbon inventory that was accumulated during the ADR suspension and this built-up inventory allowed the ADR plant to operate at higher production levels in 2023.
Copper production at the Mount Milligan Mine was 42.2 million pounds in 2023 compared to 57.0 million pounds in 2022. The decrease in copper production is attributed to a combination of lower copper head grade and processing oxidized ore which negatively affected recovery and elevated pyrite content in mill feed which required higher flotation selectivity to produce copper concentrate within target specifications.

The Langeloth Facility roasted 9.1 million pounds and sold 9.1 million pounds of molybdenum in 2023 compared to 8.9 million pounds and 9.4 million pounds, respectively, in 2022.
Cost of sales of $629.0 million was recognized in 2023 compared to $496.4 million in 2022. The increase was primarily due to higher production costs at the Mount Milligan Mine and the Öksüt Mine. In addition, production costs were higher at the Molybdenum BU primarily due to the purchase of molybdenum concentrate at higher molybdenum prices. Partially offsetting the overall increase in cost of sales was lower DDA at the Mount Milligan Mine primarily attributable to an increase in proven and probable reserves in 2022.

Gold production costs were $820 per ounce in 2023 compared to $653 per ounce in 2022. The increase in gold production costs per ounce was primarily due to a decrease in gold ounces sold as well as higher mining costs, processing costs, and stockpile rehandling costs at the Mount Milligan Mine. In addition, there were higher production costs at the Öksüt Mine following operations restart.

All-in sustaining costs on a by-product basisNG were $1,122 per ounce in 2023 compared to $826 per ounce in 2022. The increase was primarily due to higher gold production costs per ounce and lower by-product credits from a decrease in pounds of copper sold, partially offset by lower sustaining capital expendituresNG at the Mount Milligan Mine and lower corporate general and administrative costs.
All-in costs on a by-product basisNG were $1,471 per ounce in 2023 compared to $1,105 per ounce in 2022. The increase was due to higher all-in sustaining costs on a by-product basisNG as noted above, standby costs expensed in the period due to limited operating activities in the first five months of 2023 at the Öksüt Mine and higher exploration and evaluation costs.

Expensed exploration and evaluation costs were $58.5 million in 2023, compared to $43.0 million in 2022. The increase was primarily due to various drilling activities at the Goldfield Project as well as $7.6 million of project evaluation costs at the Thompson Creek Mine. The total expenditures of $58.5 million recognized in 2023 comprised:
•$8.6 million of project evaluation costs at the Goldfield Project ($10.8 million in 2022);
•$21.0 million of drilling and related costs at the Goldfield Project ($4.5 million in 2022);
•$4.2 million of drilling and related costs at the Mount Milligan Mine ($10.1 million in 2022);
•$1.3 million of drilling and related costs at the Öksüt Mine ($2.5 million in 2022);
•$7.6 million of project evaluation costs at the Thompson Creek Mine (nil in 2022); and
•$15.8 million of drilling and related costs across the Company’s other exploration projects ($15.1 million in 2022).

Reclamation recovery, which primarily relates to movement in the reclamation liabilities in the Company’s Molybdenum BU sites, was $15.8 million in 2023 compared to the reclamation recovery of $90.6 million in 2022. The decrease in reclamation recovery was primarily due to changes in the risk-free interest rates applied to discount the estimated future reclamation cash outflows for the Kemess Project, the Endako Mine and the Thompson Creek Mine in 2023 and an increase in an estimate of future reclamation cash outflows at the Endako Mine.

Other operating expenses were $24.7 million in 2023 compared to $10.3 million in 2022. The increase in other operating expenses was primarily due to the standby costs of $15.4 million expensed in the first half of 2023 prior to the restart of operations at the Öksüt Mine, as outlined above.
Other non-operating income of $12.2 million was recognized in 2023 compared to other non-operating expenses of $7.3 million in 2022. The increase in other non-operating income was primarily due to a decrease in litigation and related costs incurred in 2022 in connection with the seizure of the Kumtor Mine as well as higher interest income earned on the Company’s cash balance from rising interest rates in 2023 as compared to 2022. In addition, the increase in other non-operating income in 2023 was partially due to higher foreign exchange gains attributable to movements in foreign currency exchange rates.

Financial Instruments
The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at September 30, 2023 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(1)			As at September 30, 2023
Instrument	Unit	Type	Q4 2023	2024	2025	Q4 2023	2024	2025	Total position(2)	Fair value ($'000's)

FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.27/$1.34	$1.29/$1.36	$1.32/$1.37	79.0 M (48%)	$207.0 M	$108.0 M	$393.0 M	(4,053)
USD/CAD forward contracts	CAD	Fixed	1.29	1.33	1.35	36.0 M (27%)	$157.0 M	$84.0 M	$278.0 M	(4,023)
Total						$115.0 M (75%)	$364.0 M	$192.0 M	$671.0 M	(8,076)

Fuel Hedges
ULSD zero-cost collars	Barrels	Fixed	$109/$122	$96/$108	N/A	6,000 (14%)	25,500	N/A	31,500	(1)
ULSD swap contracts	Barrels	Fixed	$100	$99	$107	16,500 (39%)	57,900	16,800	91,200	1,586
Total						22,500 (53%)	83,400	16,800	122,700	1,585

Copper Hedges(2):
Copper zero-cost collars	Pounds	Fixed	$4.00/$4.88	$4.00/$5.06	N/A	5.3 M (30%)	9.9 M	N/A	15.2 M	4,923

Gold Hedges:
Gold put options	Ounces	Fixed	$1,939	N/A	N/A	22,500 (20%)	N/A	N/A	22,500	1,880

Gold/Copper Hedges (Royal Gold deliverables)(3):
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	23,831	N/A	N/A	23,831	(1,650)
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	3.1M	N/A	N/A	3.1M	(22)
(1)Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed, copper pounds sold and Oksut gold ounces sold as outlined in the “Outlook” section and is subject to change.
(2)The copper hedge ratio is based on the forecasted copper pounds sold, net of the Mount Milligan Streaming Arrangement.
(3)Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the condensed consolidated statements of earnings (loss) was as follows:

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2023	2022	2023	2022
Foreign exchange hedges	(2,259)	(95)	(6,532)	3,570
Fuel hedges	616	2,157	1,652	7,286
Copper hedges	901	1,922	1,717	1,922
Gold hedges	946	—	946	—
The Company entered into a new hedging program in the second quarter of 2023, consisting of gold put options that are settled based on the weekly average London Bullion Market Association (“LBMA”) gold prices. These hedge positions settle in the third and fourth quarters of 2023 corresponding to a period when higher than usual gold ounces sold at the Öksüt Mine are expected to be realized. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices. See more details on the Company’s policy and accounting treatment in in note 14 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.

As at September 30, 2023, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.
Balance Sheet Review

($millions)	September 30, 2023	December 31, 2022
Total Assets	2,195.3	2,335.9
Total Liabilities	481.5	525.6
Current Liabilities	241.6	274.8
Non-current Liabilities	239.9	250.8
Total Equity	1,713.8	1,810.3
Cash as at September 30, 2023 was $492.1 million compared to $531.9 million as at December 31, 2022. The decrease was primarily due to the repurchase and cancellation of approximately 3,114,300 Centerra common shares under the Company’s NCIB program amounting to $18.3 million, final milestone payment of $31.5 million to Waterton related to the acquisition of the Goldfield Project and dividends paid of $33.8 million during the nine months ended September 30, 2023, partially offset by a free cash flowNG of $49.1 million.

Total inventories as at September 30, 2023 were $267.0 million compared to $316.8 million at December 31, 2022. The decrease was primarily due to a decrease in the gold-in-carbon inventory at the ADR plant at the Öksüt Mine which was fully processed in the course of the third quarter of 2023 after the restart of operations in early June and a decrease in gold and copper inventory at the Mount Milligan Mine.

The carrying value of PP&E as at September 30, 2023 was $1.24 billion compared to $1.27 billion at December 31, 2022. The decrease in carrying value of PP&E was primarily due to the depreciation and depletion of PP&E of $79.4 million in the normal course of operations during the period. The decrease is partially offset by the additions of $53.8 million related to ongoing capital projects at the existing mines and projects.

Accounts payable and accrued liabilities as at September 30, 2023 were $176.8 million compared to $199.4 million at December 31, 2022. The decrease was primarily due to lower trade payables due to the effect of timing of vendor payments and a decrease in mark-to-market payables relating to the purchase of molybdenum from molybdenum prices declining at the end of the period, partially offset by higher accrued liabilities at the Öksüt Mine related to an increased royalty provision from the restart of operations.

Income tax payable as at September 30, 2023 was $34.6 million compared to $1.9 million as at December 31, 2022. The increase was primarily related to current income tax attributable to the Öksüt Mine.

The other current liabilities as at September 30, 2023 were $30.2 million compared to $73.5 million at December 31, 2022. The decrease was primarily due to $12.3 million of deferred revenue recognized at Mount Milligan Mine related to an advance payment received on the gold and copper concentrate for which no revenue was recognized in December 2022. There was no deferred revenue recorded at September 30, 2023. In addition, the milestone payment of $31.5 million related to the acquisition of the Goldfield Project was made in September 2023.

The long-term portion of the provision for reclamation as at September 30, 2023 was $211.9 million compared to $227.9 million at December 31, 2022. The decrease was primarily due to increase in the risk-free interest rates applied to discount the estimated future reclamation cash outflows and change of timing of reclamation activities at the Thompson Creek Mine, partially offset by the increase in an estimate of future reclamation cash outflows at the Endako Mine.

Share capital as at September 30, 2023 was $871.1 million compared to $886.5 million as at December 31, 2022. The decrease was due to the repurchase and cancellation of shares under NCIB in 2023.

Operating Mines and Facilities
Mount Milligan Mine
The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold, pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper produced at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue rather than a cost of operating the mine.
Mount Milligan Mine Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2023	2022	% Change	2023	2022	% Change
Financial Highlights:
Gold revenue	58.3	67.7	(14)%	167.5	181.8	(8)%
Copper revenue	46.0	49.0	(6)%	131.3	163.8	(20)%
Other by-product revenue	2.0	1.5	33%	6.0	5.7	5%
Total revenue	106.3	118.2	(10)%	304.8	351.3	(13)%
Production costs	80.4	70.7	14%	241.3	199.1	21%
Depreciation, depletion, and amortization ("DDA")	21.5	13.5	59%	58.7	63.5	(8)%
Earnings from mine operations	4.4	34.0	(87)%	4.8	88.7	(95)%
(Loss) earnings from operations(1)	(0.8)	28.2	(103)%	(6.5)	70.3	(109)%
Cash provided by mine operations	35.6	33.4	7%	84.8	135.1	(37)%
Free cash flow from mine operations(2)	25.2	20.9	21%	58.6	84.8	(31)%
Additions to property, plant and equipment	9.2	6.6	39%	25.4	34.6	(27)%
Capital expenditures - total(2)	12.5	10.4	20%	27.6	44.7	(38)%
Sustaining capital expenditures(2)	12.5	10.4	20%	27.6	43.2	(36)%
Non-sustaining capital expenditures(2)	—	—	—%	—	1.5	(100)%
Operating Highlights:
Tonnes mined (000s)	13,357	11,924	12%	37,617	34,177	10%
Tonnes ore mined (000s)	5,900	5,294	11%	15,022	14,842	1%
Tonnes processed (000s)	5,605	5,538	1%	15,905	15,844	0%
Process plant head grade gold (g/t)	0.35	0.47	(26)%	0.36	0.41	(12)%
Process plant head grade copper (%)	0.17%	0.20%	(15)%	0.16%	0.21%	(24)%
Gold recovery (%)	63.7%	66.2%	(4)%	63.7%	67.5%	(6)%
Copper recovery (%)	76.5%	82.4%	(7)%	77.1%	82.6%	(7)%
Concentrate produced (dmt)	34,265	39,749	(14)%	97,480	123,696	(21)%
Gold produced (oz) (3)	39,554	54,134	(27)%	113,888	135,955	(16)%
Gold sold (oz)(3)	42,873	56,245	(24)%	119,333	138,046	(14)%
Average realized gold price - combined ($/oz)(3)(4)	1,360	1,204	13%	1,404	1,317	7%
Copper produced (000s lbs)(3)	15,026	19,045	(21)%	42,168	56,955	(26)%
Copper sold (000s lbs)(3)	15,385	19,647	(22)%	43,548	58,019	(25)%
Average realized copper price - combined ($/lb)(3)(4)	2.99	2.49	20%	3.01	2.82	7%
Unit Costs:
Gold production costs ($/oz)	1,050	729	44%	1,134	759	49%
All-in sustaining costs on a by-product basis ($/oz)(2)	1,150	615	87%	1,214	629	93%
All-in costs on a by-product basis ($/oz)(2)(5)	1,218	679	79%	1,249	713	75%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)	1,245	865	44%	1,300	958	36%
Copper production costs ($/lb)	2.30	1.51	52%	2.43	1.63	49%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)	2.73	1.78	53%	2.78	2.04	36%

(1)Includes exploration and evaluation costs and marketing and selling costs.
(2)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3)Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Arrangement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.
(5)Includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.
Third Quarter 2023 compared to Third Quarter 2022

Earnings from mine operations of $4.4 million were recognized in the third quarter of 2023 compared to $34.0 million in the third quarter of 2022. The decrease in earnings from mine operations was primarily due to lower gold ounces and copper pounds sold driven by mine sequencing with lower gold and copper grades and recoveries of material processed, higher operating costs, higher DDA from an increased PP&E depreciable base in 2023, partially offset by higher average realized gold and copper prices.
Cash provided by mine operations of $35.6 million was recognized in the third quarter of 2023 compared to $33.4 million in the third quarter of 2022. The increase was primarily due to favourabale working capital changes and higher average realized gold and copper prices, partially offset by lower gold ounces and copper pounds sold and higher production costs. The favourable working capital change in the third quarter of 2023 compared to the third quarter of 2022 was primarily related to the timing of vendor payments.

Free cash flowNG from mine operations of $25.2 million was recognized in the third quarter of 2023 compared to $20.9 million in the third quarter of 2022 primarily due to an increase in cash provided by mine operations as explained above and lower property, plant and equipment additions compared to the third quarter of 2022.

During the third quarter of 2023, mining activities were carried out in phases 5, 6, 7, and 9 of the open pit. While phase 9 is the main source of higher copper grades and phase 7 supplies the gold blend, phase 5 is mainly mined to obtain waste to construct the TSF and phase 6 activities are related to top soil stripping. Total tonnes mined were 13.4 million tonnes in the third quarter of 2023 compared to 11.9 million tonnes in the third quarter of 2022 due to productivity gains from improved cycle times from shorter haul distances and increased utilization rates.

Total process plant throughput for the third quarter of 2023 was 5.6 million tonnes, averaging 60,927 tonnes per calendar day compared to 5.5 million tonnes, averaging 60,195 tonnes per calendar day in the third quarter of 2022. The increase in throughput in the third quarter of 2023 was primarily due to higher overall plant availability, softer ore and increased SAG mill runtime.

Gold and copper production were impacted in the third quarter of 2023 by mine sequencing whereby the primary ore sources were from the upper benches of phase 9 and phase 7. While most of the low grade ore in the ore-waste transition zone in phase 9 was mined in the first half of 2023, some residual ore was also mined in the third quarter of 2023. In addition, recoveries were affected by the elevated pyrite ratio resulting from blending low grade gold and high grade copper ore mined in phase 9 with high grade gold and low grade copper ore mined in phase 7. The Company expects medium-term recoveries for gold and copper to be similar to those achieved in 2023. The Company is currently undertaking additional metallurgical reviews aimed at increasing recoveries from current levels. Gold production was 39,554 ounces in the third quarter of 2023 compared to 54,134 ounces in the third quarter of 2022. The decrease in gold production is primarily attributed to lower gold head grade and lower recoveries. During the third quarter of 2023, the average gold head grade and recovery were 0.35 g/t and 63.7% compared to 0.47 g/t and 66.2% in the third quarter of 2022. Total copper production was 15.0 million pounds in the third quarter of 2023 compared to 19.0 million pounds in the third quarter of 2022. The decrease in copper production is attributed to lower copper head grade and lower recoveries, as noted above. During the third quarter of 2023, the average copper head grade and recovery were 0.17% and 76.5% compared to 0.20% and 82.4% in the third quarter of 2022.

Gold production costs were $1,050 per ounce in the third quarter of 2023 compared to $729 per ounce in the third quarter of 2022. The increase was primarily due to a decrease in gold ounces sold as outlined above as well as higher mining costs and higher processing costs. Mining costs were impacted by mine sequencing and higher volume of material moved and general inflation on labour and consumable costs when compared to the third quarter of 2022. In addition, due to mine sequencing there were fewer tonnes placed as part of the TSF step-out activities during the third quarter of 2023, resulting in approximately $1.7 million less mining costs being capitalized to the TSF between the periods. Processing costs were higher primarily due to higher maintenance costs spent on materials and labour from general cost inflation compared to 2022.

Copper production costs were $2.30 per pound in the third quarter of 2023 compared to $1.51 per pound in the third quarter of 2022. The increase was primarily due to overall higher production costs, a decrease in copper pounds sold and a higher allocation of costs to copper production costs due to the relative changes in the market prices of gold and copper.
Mount Milligan Q3 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $1,150 per ounce in the third quarter of 2023 compared to $615 per ounce in the third quarter of 2022. The increase was primarily due to higher operating costs, lower gold ounces sold higher sustaining capital expendituresNG and lower copper credit as a result of lower copper pounds sold. Higher capital expenditures in the third quarter of 2023 compared to the third quarter of 2022 were primarily due to higher spending on the mining fleet and projects related to water sourcing and access.

All-in costs on a by-product basisNG were $1,218 per ounce in the third quarter of 2023 compared to $679 per ounce in the third quarter of 2022. The increase was due to higher all-in-sustaining costs on a by-product basisNG as noted above, partially offset by lower exploration activities.

Nine months ended September 30, 2023 compared to 2022

Earnings from mine operations of $4.8 million were recognized in 2023 compared to $88.7 million in 2022. The decrease was primarily due to lower gold ounces and copper pounds sold driven by mine sequencing with lower gold and copper grades and recoveries of material processed as well as higher production costs, partially offset by higher average realized gold and copper prices and lower DDA primarily attributable to the increase in proven and probable reserves in 2022.
Cash provided by mine operations of $84.8 million was recognized in 2023 compared to $135.1 million in 2022. The decrease was primarily due to a decrease in gold ounces and copper pounds sold and higher production costs. Partially offsetting the overall decrease were higher realized gold and copper prices, lower exploration costs and a favourable change in working capital from the timing of vendor payments.

Free cash flowNG from mine operations of $58.6 million was recognized in 2023 compared to $84.8 million in 2022. The decrease was primarily due to lower cash provided by mine operations as explained above, partially offset by lower sustaining capital expendituresNG.

During 2023, mining activities were carried out in Phases 4, 5, 6, 7, and 9 of the open pit. Total tonnes mined were 37.6 million tonnes in 2023 compared to 34.2 million tonnes mined in 2022. The increased tonnage was primarily due to productivity gains from improved cycle times from shorter haul distances.

The process plant throughput was 15.9 million tonnes, averaging 58,261 tonnes per calendar day, relatively consistent with 15.8 million tonnes in 2022, averaging 58,036 tonnes per calendar day.

Gold and copper production were negatively impacted in 2023 by mine sequencing and lower gold grades than planned when mining in an ore-waste transition zone in phase 9 and lower recoveries affected by the elevated pyrite ratio resulting from blending low grade gold and high copper ore mined in phase 9 with high grade gold and low grade copper ore mined in phase 7. Company expects medium-term recoveries for gold and copper to be similar to those achieved in 2023. The Company is currently undertaking additional metallurgical reviews aimed at increasing recoveries from current levels. Gold production was 113,888 ounces in 2023 compared to 135,955 ounces in 2022. The decrease was due to lower gold grades and recoveries. During 2023, the average gold grade was 0.36 g/t and recoveries were 63.7% compared to 0.41 g/t and 67.5% in 2022. Total copper production was 42.2 million pounds in 2023 compared to 57.0 million pounds in 2022. The decrease in copper production is attributed to lower copper head grade and lower recoveries, as noted above. During 2023, the average copper grade was 0.16% and recoveries were 77.1% compared to 0.21% and 82.6%, respectively, in 2022.

Gold production costs were $1,134 per ounce in 2023 compared to $759 per ounce in 2022. The increase was primarily due to a decrease in gold ounces sold as outlined above as well as higher mining and processing costs and increased stockpile rehandling costs associated with higher stockpile tonnes fed to the mill. Mining costs were impacted by mine sequencing and higher volume of material moved as well as higher spending on equipment spare parts and explosive materials, partially offset by slightly lower consumption of diesel in the period. In addition, due to mine sequencing there were fewer tonnes placed as part of the TSF step-out activities during the first nine months of 2023, resulting in approximately $12.4 million less mining costs being capitalized to the TSF between the periods. Processing costs were higher primarily due to higher maintenance costs spent on maintenance materials and labour from general cost inflation.
Copper production costs were $2.43 per pound in 2023 compared to $1.63 per pound in 2022, primarily due to a higher copper production costs as noted above and a decrease in copper pounds sold. The increase is partially offset by a lower allocation of costs to copper production costs due to the relative changes in the market prices of gold and copper.

Mount Milligan YTD All-in sustaining costs on a by-product basis per ounceNG ($/oz)
All-in sustaining costs on a by-product basisNG were $1,214 per ounce for 2023 compared to $629 per ounce in 2022. The increase was primarily due to lower gold ounces sold, higher production costs as noted above and lower copper credit as a result of lower copper pounds sold, partially offset by lower sustaining capital expendituresNG. Lower sustaining capital expendituresNG in 2023 compared to the same period of 2022 were due to less spending on the mining fleet, the TSF, exploration in-pit drilling and the rougher tailing pumping system which was completed in 2022.

All-in costs on a by-product basisNG were $1,249 per ounce in 2023 compared to $713 per ounce in 2022. The increase was due to higher all-in-sustaining costs on a by-product basisNG as noted above, partially offset by a decrease in non-sustaining capital expendituresNG and lower exploration activities.

Öksüt Mine
The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020.
The Öksüt Mine suspended gold doré bar production at the Öksüt Mine in early March 2022 when mercury was detected in the gold room at the ADR plant and subsequently suspended heap leaching operations in August 2022. Following the receipt of an amended EIA at the end of May 2023, crushing, stacking, and ADR activities resumed at the beginning of June 2023. As a result, the results for the three and nine months ended September 30, 2023 are not directly comparable to the corresponding prior periods.
Öksüt Mine Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2023	2022	% Change	2023	2022	% Change
Financial Highlights:
Revenue	170.0	—	—%	190.9	101.6	88%
Production costs(1)	39.2	—	—%	43.5	21.1	106%
Depreciation, depletion, and amortization ("DDA")	20.0	—	—%	22.2	12.6	76%
Earnings from mine operations	110.8	—	—%	125.2	67.9	84%
Earnings (loss) from operations(2)	110.4	(1.3)	8592%	108.5	64.7	68%
Cash provided by (used in) mine operations	143.9	(18.0)	899%	130.8	(5.6)	2436%
Free cash flow (deficit) from mine operations(3)	133.8	(23.0)	682%	110.3	(17.0)	749%
Additions to property, plant and equipment	12.7	4.0	218%	23.4	9.1	157%
Capital expenditures - total(3)	10.1	5.0	102%	20.5	11.4	80%
Sustaining capital expenditures(3)	10.1	5.0	102%	20.5	11.4	80%
Operating Highlights:
Tonnes mined (000s)	3,142	2,181	44%	6,374	8,164	(22)%
Tonnes ore mined (000s)	107	1,779	(94)%	296	5,740	(95)%
Ore mined - grade (g/t)	0.46	1.99	(77)%	0.93	1.88	(51)%
Ore crushed (000s)	978	972	1%	1,317	2,929	(55)%
Tonnes of ore stacked (000s)	978	1,015	(4)%	1,317	3,024	(56)%
Heap leach grade (g/t)	1.98	1.96	1%	1.88	1.82	3%
Heap leach contained ounces stacked	62,332	63,834	(2)%	79,460	176,805	(55)%
Gold produced (oz)	86,667	—	—%	107,170	54,691	96%
Gold sold (oz)	88,100	—	—%	98,785	54,704	81%
Average realized gold price ($/oz)(4)	1,926	n/a	—%	1,929	1,857	4%
Unit Costs:
Gold production costs ($/oz)	445	n/a	n/a	440	386	14%
All-in sustaining costs on a by-product basis ($/oz)(3)	582	n/a	n/a	679	680	0%
All-in costs on a by-product basis ($/oz)(3)	586	n/a	n/a	836	732	14%
(1)Includes government royalties of $14.9 million (2022 - nil) and $16.6 million (2022 - $8.3 million) during three and nine months ended September 30, 2023, respectively.
(2)Includes exploration and evaluation costs and standby costs.
(3)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(4)This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Third Quarter 2023 compared to Third Quarter 2022

Earnings from mine operations were $110.8 million in the third quarter of 2023. No earnings from mine operations were reported in the third quarter of 2022 as no ounces of gold were sold due to the suspension of gold room operations at the ADR plant.

Cash provided by mine operations of $143.9 million was recognized in the third quarter of 2023, compared to cash used by mine operations of $18.0 million in the third quarter of 2022. The increase was primarily due to no ounces of gold sold in the third quarter of 2022 compared to a strong production in the third quarter of 2023 as the mine site processed the remainder of gold-in-carbon inventory. In addition, there was a favorable working capital change due to timing of vendor payments between the periods.

Free cash flow from mine operationsNG of $133.8 million was recognized in the third quarter of 2023, compared to the free cash deficit from mine operationsNG of $23.0 million in the third quarter of 2022. The increase was primarily due to an increase in cash provided by mine operations, partially offset by higher sustaining capital expendituresNG mainly from higher capitalized stripping costs.

Mining activities in the third quarter of 2023 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 3.1 million tonnes in the third quarter of 2023 compared to 2.2 million tonnes in the third quarter of 2022 primarily due to extended working space in the pits as a result of receipt of the pasture land permit in 2023. Mining activities in the third quarter of 2023 were mostly focused on pit stripping and waste removal from the Keltepe pit.

The Öksüt Mine stacked 1.0 million tonnes at an average grade of 1.98 g/t, containing 62,332 ounces of gold in the third quarter of 2023, compared to 1.0 million tonnes stacked at an average grade of 1.96 g/t, containing 63,834 ounces of gold in the third quarter of 2022. All gold-in-carbon inventory was processed at the end of the third quarter of 2023. As at September 30, 2023, the Öksüt Mine continued to have elevated levels of recoverable ounces of gold in ore stockpiles and on the heap leach pad which are expected to be processed in the upcoming months.

Gold production in the third quarter of 2023 was 86,667 ounces while no gold production was reported in the third quarter of 2022 due to the suspension of gold room operations at the ADR plant. Gold production costs per ounce were $445 in the third quarter of 2023. No gold production costs per ounce were reported in the third quarter of 2022.

All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG in the third quarter of 2023 were $582 and $586 per ounce, respectively. All-in sustaining costs on a by-product basisNG and all-in costs on a by-product basisNG per ounce were not reported in the third quarter of 2022 as no ounces of gold were sold.

Nine months ended September 30, 2023 compared to 2022

Earnings from mine operations were $125.2 million in 2023 compared with $67.9 million in 2022. The increase was primarily due to higher ounces of gold produced and sold as a result of a longer operating period in 2023 as compared to 2022, higher monthly production levels due to the processing of built-up gold-in-carbon inventories, and higher average realized gold prices. The increase in earnings from mine operations was partially offset by higher production costs and higher DDA mainly from processing a high volume of gold-in-carbon-inventory the cost of which was previously capitalized as PP&E. The suspension of operations commended in March 2022 and operations restarted in early June 2023.

Cash provided by mine operations was $130.8 million in 2023 compared with cash used in mine operations of $5.6 million in 2022. The increase in cash provided by mine operations was primarily due to higher ounces of gold sold from processing the remaining gold-in-carbon inventory at the Öksüt Mine, higher realized gold prices, lower cash taxes paid and a favorable working capital change due to timing of vendor payments. The increase was partially offset by higher production costs and stand-by costs.

Free cash flowNG from mine operations was $110.3 million in 2023 compared with the free cash flow deficitNG from mine operations of $17.0 million in 2022. The increase in free cash flowNG from mine operations was primarily due to an increase in cash provided by mine operations, partially offset by higher sustaining capital expendituresNG mainly from higher capitalized stripping costs.

Mining activities in 2023 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 6.4 million tonnes in 2023 compared to 8.2 million tonnes in 2022 primarily due to limited working space in the pits as well as challenging ground conditions in the first half of 2023. Mining activities in 2023 were mostly focused on pit stripping and waste removal from the Keltepe pit.

Processing activities in 2023 were mostly focused on stacking on the heap leach pad, with 1.3 million tonnes stacked at an average grade of 1.88 g/t containing 79,460 ounces of gold compared with 3.0 million tonnes stacked in 2022 at an average grade of 1.82 g/t containing 176,805 ounces of gold. The decrease in ore tonnes and contained ounces stacked was primarily due to the suspension of heap leaching stacking operations from early January 2023 until early June 2023.

Gold production was 107,170 ounces in 2023 compared to 54,691 ounces in 2022, primarily due to suspension of gold room operations in the ADR plant from March 2022 until early June 2023. Due to this suspension of gold operations, Öksüt Mine operated for four months in 2023 as compared to three months in 2022. In addition in 2023, the site was focused on processing gold-in-carbon inventory that was accumulated during the ADR suspension and this built-up inventory allowed the ADR plant to operate at higher production levels in 2023.

Gold production costs were $440 per ounce in 2023 compared with $386 per ounce in 2022. The increase was primarily due to higher production costs, partially offset by higher gold ounces sold. Higher gold production costs were primarily due to the timing of gold ounces sold and higher royalty costs from higher gold ounces sold and an increased average realized gold prices impacting royalty rates. In addition, there were higher site administrative costs from an increase in community relations expenses and higher consulting costs related to various information technology projects. The overall increase in gold production costs was partially offset by higher strip ratio resulting in more mining costs allocated to capitalized stripping expenditures, lower processing costs from lower ounces stacked on the heap leach and the weakening of the Turkish lira relative to the US dollar.
All-in sustaining costs on a by-product basisNG were $679 per ounce in 2023 and relatively consistent with $680 per ounce in 2022.

All-in costs on a by-product basisNG were $836 per ounce in 2023 compared with $732 per ounce in 2022. The increase was primarily due to standby costs incurred during the period of suspension of mining, crushing and stacking activities until late in the second quarter of 2023.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines: the Thompson Creek Mine in Idaho for which the PFS was recently completed and the 75%-owned Endako Mine in British Columbia which is currently on care and maintenance. The Company continues to evaluate strategic options for the Molybdenum BU, including a potential restart of the Thompson Creek Mine and potential modifications to the Langeloth Facility operating model.
Molybdenum BU Financial and Operating Results

	Three months ended September 30,			Nine months ended September 30,
($millions, except as noted)	2023	2022	% Change	2023	2022	% Change
Financial Highlights:
Total revenue	67.7	60.8	11%	259.3	189.0	37%
Production costs	67.2	61.2	10%	259.8	196.2	32%
Depreciation, depletion, and amortization ("DDA")	1.2	1.0	20%	3.5	3.9	(10)%
Loss from mine operations	(0.7)	(1.4)	50%	(4.0)	(11.1)	64%
Care and maintenance costs - Molybdenum mines	5.0	4.8	4%	14.0	12.8	9%
Reclamation recovery	(17.8)	(7.7)	(131)%	(10.5)	(90.6)	88%
Other operating expenses	2.9	0.6	383%	9.9	1.4	607%
Earnings (loss) from operations	9.2	1.0	820%	(17.4)	65.3	(127)%
Cash provided by (used in) operations	9.2	8.0	15%	(36.7)	(17.9)	(105)%
Free cash flow (deficit) from operations(1)	8.8	7.2	22%	(37.2)	(19.0)	(96)%
Additions to property, plant and equipment	0.5	0.5	0%	0.6	1.0	(40)%
Total capital expenditures(1)	0.5	0.5	0%	0.6	1.1	(45)%
Operating Highlights:
Mo purchased (lbs)	2,919	2,528	15%	9,748	8,500	15%
Mo roasted (lbs)	2,559	4,182	(39)%	9,130	8,947	2%
Mo sold (lbs)	2,700	3,291	(18)%	9,077	9,406	(3)%
Average market molybdenum price ($/lb)	23.77	16.12	47%	26.05	17.86	46%
Average realized molybdenum price ($/lb)	24.08	17.17	40%	25.71	19.18	34%
(1)Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Third Quarter 2023 compared to Third Quarter 2022

Earnings from operations of $9.2 million were recognized in the third quarter of 2023 compared to earnings from operations of $1.0 million in the third quarter of 2022. The increase in earnings from operations was primarily due to a higher reclamation recovery during the third quarter of 2023 compared to the third quarter of 2022 resulting from changes in the risk-free interest rates applied to the underlying future reclamation cash outflows at the Endako Mine and the Thompson Creek Mine. Partially offsetting this increase are higher costs related to project studies and advancement work relating to the Thompson Creek Mine, including project de-risking activities such as geotechnical drilling, additional engineering costs and site early works.

Cash provided by operations of $9.2 million was recognized in the third quarter of 2023, compared to cash provided by operations of $8.0 million in the third quarter of 2022. The increase is primarily due to a favourable change in working capital at the Langeloth facility from the timing of molybdenum concentrate purchases. The total working capital balance of the Molybdenum BU was $120.4 million at September 30, 2023 compared to $137.3 million at June 30, 2023.

Free cash flow from operationsNG of $8.8 million was recognized in the third quarter of 2023, compared to $7.2 million in the third quarter of 2022. The increase was primarily due to an increase in cash provided by operations as noted above.

The Langeloth Facility roasted 2.6 million pounds and sold 2.7 million pounds of molybdenum in the third quarter of 2023, compared to 4.2 million pounds and 3.3 million pounds, respectively in the third quarter of 2022. This decrease in the molybdenum roasted and sold was primarily due to elevated roasting and sales in the third quarter of 2022 to make up for the unplanned acid plant shut down in the first quarter of 2022.

In the third quarter of 2023, the market molybdenum price remained relatively stable, averaging $23.77 per pound compared to $21.23 in the second quarter of 2023 and $32.95 in the first quarter of 2023. At September 30, 2023, there were 1.7 million pounds of purchased molybdenum outstanding under contracts awaiting final settlement in the fourth quarter of 2023. All these pounds were adjusted to a market price to approximately $22.05 per pound at the end of the quarter, resulting in a decrease in molybdenum inventory of $0.7 million from previously recorded provisional prices.

(1) The graph presents monthly average molybdenum prices.

Nine months ended September 30, 2023 compared to 2022

Loss from operations of $17.4 million was recognized in 2023 compared to earnings from operations of $65.3 million in 2021. The loss from operations was primarily due to a lower reclamation recovery in 2023 compared to 2022 mainly due to changes in the risk-free interest rates applied to the underlying future reclamation cash outflows and an increase in estimated future reclamation cash outflows at the Endako Mine. In addition, there were higher costs related to project studies and advancement work relating to the Thompson Creek Mine, including project de-risking activities such as geotechnical drilling, additional engineering costs and site early works. A decrease in net earnings was partially offset by improved overall margins on the molybdenum products sold at the Langeloth facility and lower maintenance costs.

Cash used in operations was $36.7 million in 2023 compared to cash used in operations of $17.9 million in 2022. The increase in cash used in operations was primarily due to an unfavourable working capital movement from molybdenum concentrate purchased at increased molybdenum prices in the first quarter of 2023. This working capital build-up significantly reversed in the second and third quarters of 2023, but with average molybdenum prices still above the levels experienced at the end of 2022, there was been a net working capital increase during 2023.
Free cash flow deficit from operationsNG of $37.2 million was recognized in 2023 compared to $19.0 million in 2022, primarily due to higher cash used in operations, as noted above.
The Langeloth Facility roasted and sold 9.1 million pounds and 9.1 million pounds of molybdenum, respectively, in 2023 compared to 8.9 million pounds and 9.4 million pounds, respectively, in 2022.

Quarterly Results – Previous Eight Quarters

$millions, except per share data	2023			2022				2021
quarterly data unaudited	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	344	185	227	208	179	168	295	251
Net earnings (loss)(1)	61	(40)	(73)	(130)	(34)	(3)	89	275
Basic earnings (loss) per share	0.28	(0.18)	(0.34)	(0.59)	(0.14)	(0.01)	0.30	0.93
Diluted earnings (loss) per share	0.27	(0.18)	(0.34)	(0.59)	(0.15)	(0.01)	0.30	0.92
(1)Net loss in Q4 2022 reflects the impact of a non-cash impairment loss at the Kemess Project. Net earnings in Q4 2021 reflects the impact of an impairment reversal at the Mount Milligan Mine.

Accounting Estimates, Policies and Changes
Accounting Estimates
The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 are consistent with those used in the Company’s consolidated financial statements for the year ended December 31, 2022.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2022.

Accounting Policies and Changes

The accounting policies applied in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 are consistent with those used in the company’s consolidated financial statements for the year ended December 31, 2022, with the exception of those disclosed in note 3 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.
Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There were no changes in the Company’s ICFR during the three and nine months ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. During the year, the Company implemented the ERP system to improve standardization and automation rather than in response to a deficiency in its ICFR. The Company believes that the implementation of the ERP system, and related changes to internal controls, will enhance its ICFR while providing the ability to scale its business in the future. Management employed appropriate procedures to ensure internal controls were in place during and after the implementation.

The evaluation of DC&P and ICFR was carried out under the supervision of, and with the participation of, management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design of these DC&P and ICFR was effective throughout the three and nine months ended September 30, 2023.

Non-GAAP and Other Financial Measures
This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.
Definitions
The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:
•All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and nine months ended September 30, 2023, 455 and 466 pounds, respectively, of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
•All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
•Adjusted net earnings (loss) is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.
•Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
•Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	84.2	41.0	45.0	41.0	39.2	—
Production costs attributable to copper	35.4	29.7	35.4	29.7	—	—
Total production costs excluding Molybdenum BU segment, as reported	119.6	70.7	80.4	70.7	39.2	—
Adjust for:
Third party smelting, refining and transport costs	2.8	2.4	2.4	2.4	0.4	—
By-product and co-product credits	(48.2)	(50.5)	(47.9)	(50.5)	(0.3)	—
Adjusted production costs	74.2	22.6	34.9	22.6	39.3	—
Corporate general administrative and other costs	7.7	11.7	—	0.1	—	—
Reclamation and remediation - accretion (operating sites)	2.3	1.8	0.6	0.2	1.7	1.6
Sustaining capital expenditures	22.6	15.4	12.5	10.4	10.1	5.0
Sustaining leases	1.5	1.4	1.3	1.3	0.2	0.1
All-in sustaining costs on a by-product basis	108.3	52.9	49.2	34.6	51.3	6.7
Exploration and evaluation costs	16.5	21.1	2.9	3.6	0.5	0.8
Non-sustaining capital expenditures(1)	1.1	0.1	—	—	—	—
Care and maintenance and other costs	2.8	3.3	—	—	—	0.3
All-in costs on a by-product basis	128.7	77.4	52.1	38.2	51.8	7.8
Ounces sold (000s)	131.0	56.2	42.9	56.2	88.1	—
Pounds sold (millions)	15.4	19.6	15.4	19.6	—	—
Gold production costs ($/oz)	643	729	1,050	729	445	n/a
All-in sustaining costs on a by-product basis ($/oz)	827	941	1,150	615	582	n/a
All-in costs on a by-product basis ($/oz)	983	1,376	1,218	679	586	n/a
Gold - All-in sustaining costs on a co-product basis ($/oz)	858	1,190	1,245	865	582	n/a
Copper production costs ($/pound)	2.30	1.51	2.30	1.51	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.73	1.78	2.73	1.78	n/a	n/a
(1)Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the comparative quarter, non-sustaining capital expenditures primarily include costs related to the installation of the staged flotation reactors at the Mount Milligan Mine.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	178.8	125.9	135.3	104.8	43.5	21.1
Production costs attributable to copper	106.0	94.3	106.0	94.3	—	—
Total production costs excluding Molybdenum BU segment, as reported	284.8	220.2	241.3	199.1	43.5	21.1
Adjust for:
Third party smelting, refining and transport costs	7.8	8.6	7.4	8.4	0.4	0.2
By-product and co-product credits	(137.5)	(169.5)	(137.2)	(169.5)	(0.3)	—
Adjusted production costs	155.1	59.3	111.5	38.0	43.6	21.3
Corporate general administrative and other costs	32.8	35.7	0.1	0.6	—	—
Reclamation and remediation - accretion (operating sites)	4.3	5.4	1.8	1.3	2.5	4.1
Sustaining capital expenditures	48.1	54.6	27.6	43.2	20.5	11.4
Sustaining lease payments	4.3	4.3	3.8	3.9	0.5	0.4
All-in sustaining costs on a by-product basis	244.6	159.3	144.8	87.0	67.1	37.2
Exploration and study costs	50.4	42.6	4.2	10.1	1.3	2.5
Non-sustaining capital expenditures	2.9	2.0	—	1.5	—	—
Care and maintenance and other costs	23.0	9.1	—	—	14.2	0.4
All-in costs on a by-product basis	320.9	213.0	149.0	98.6	82.6	40.1
Ounces sold (000s)	218.1	192.7	119.3	138.0	98.8	54.7
Pounds sold (millions)	43.5	58.0	43.5	58.0	—	—
Gold production costs ($/oz)	820	653	1,134	759	440	386
All-in sustaining costs on a by-product basis ($/oz)	1,122	826	1,214	629	679	680
All-in costs on a by-product basis ($/oz)	1,471	1,105	1,249	713	836	732
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,168	1,062	1,300	958	679	680
Copper production costs ($/pound)	2.43	1.63	2.43	1.63	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.78	2.04	2.78	2.04	n/a	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,		Nine months ended September 30,
($millions, except as noted)	2023	2022	2023	2022
Net earnings (loss)	$60.6	$(33.9)	$(52.5)	$52.9
Adjust for items not associated with ongoing operations:
Kumtor Mine legal costs and other related costs	—	5.3	—	15.0
Reclamation recovery at the Molybdenum BU sites and the Kemess Project	(23.1)	(7.7)	(15.8)	(90.8)
Income and mining tax adjustments(1)	9.2	20.4	19.9	27.2
Unrealized foreign exchange gain(2)	(2.3)	—	(2.3)	—
Adjusted net earnings (loss)	$44.4	$(15.9)	$(50.7)	$4.3

Net earnings (loss) per share - basic	$0.28	$(0.14)	$(0.24)	$0.19
Net earnings (loss) per share - diluted	$0.27	$(0.15)	$(0.25)	$0.17
Adjusted net earnings (loss) per share - basic	$0.20	$(0.06)	$(0.23)	$0.02
Adjusted net earnings (loss) per share - diluted	$0.20	$(0.06)	$(0.23)	$0.02
(1)Income tax adjustments reflect the impact of a one-time income tax levied by the Turkish government and impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine.
(2)Effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash provided by (used in) operating activities(1)	$166.6	$(17.0)	$35.6	$33.4	$143.9	$(18.0)	$9.2	$8.0	$(22.1)	$(40.4)
Deduct:
Property, plant & equipment additions(1)	(22.1)	(18.5)	(10.4)	(12.5)	(10.1)	(5.0)	(0.4)	(0.8)	(1.2)	(0.2)
Free cash flow (deficit)	$144.5	$(35.5)	$25.2	$20.9	$133.8	$(23.0)	$8.8	$7.2	$(23.3)	$(40.6)
(1)As presented in the Company’s condensed consolidated statements of cash flows.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash provided by (used in) operating activities(1)	$100.2	$7.8	$84.8	$135.1	$130.8	$(5.6)	$(36.7)	$(17.9)	$(78.7)	$(103.8)
Deduct:
Property, plant & equipment additions(1)	(51.0)	(65.4)	(26.2)	(50.3)	(20.5)	(11.4)	(0.5)	(1.1)	(3.8)	(2.6)
Free cash flow (deficit)	$49.2	$(57.6)	$58.6	$84.8	$110.3	$(17.0)	$(37.2)	$(19.0)	$(82.5)	$(106.4)
(1)As presented in the Company’s condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$24.9	$11.7	$9.2	$6.6	$12.7	$4.0	$0.5	$0.5	$2.5	$0.6
Adjust for:
Costs capitalized to the ARO assets	1.8	4.2	3.1	4.0	(1.3)	0.7	—	—	—	(0.5)
Costs capitalized to the ROU assets	(2.8)	—	(0.2)	—	(1.2)	—	—	—	(1.4)	—
Other(2)	0.7	0.2	0.4	(0.2)	(0.1)	0.4	—	—	0.4	—
Capital expenditures	$24.6	$16.1	$12.5	$10.4	$10.1	$5.1	$0.5	$0.5	$1.5	$0.1
Sustaining capital expenditures	23.5	16.0	12.5	10.4	10.1	5.1	0.5	0.5	0.4	—
Non-sustaining capital expenditures	1.1	0.1	—	—	—	—	—	—	1.1	0.1
(1)As presented in note 14 of the Company’s condensed consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Nine months ended September 30,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$53.8	$247.2	$25.4	$34.6	$23.4	$9.1	$0.6	$1.0	$4.4	$202.5
Adjust for:
Costs capitalized to the ARO assets	1.0	18.1	2.5	9.9	(1.5)	1.9	—	—	—	6.3
Costs capitalized to the ROU assets	(2.7)	(0.2)	(0.1)	—	(1.2)	(0.2)	—	—	(1.4)	—
Costs relating to the acquisition of Goldfield Project	—	(208.2)	—	—	—	—	—	—	—	(208.2)
Other(2)	(0.2)	0.9	(0.2)	0.2	(0.2)	0.6	—	0.1	0.2	—
Capital expenditures	$51.9	$57.8	$27.6	$44.7	$20.5	$11.4	$0.6	$1.1	$3.2	$0.6
Sustaining capital expenditures	49.0	55.8	27.6	43.2	20.5	11.4	0.6	1.1	0.3	0.1
Non-sustaining capital expenditures	2.9	2.0	—	1.5	—	—	—	—	2.9	0.5
(1)As presented in note 14 of the Company’s condensed consolidated financial statements.
(2)Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Qualified Person & QA/QC – Non-Exploration (including Production information)

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and Centerra’s Senior Director, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves contained in this news release. Mr. St-Onge is a Qualified Person within the meaning of the Canadian Securities Administrator’s National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

Lars Weiershäuser, PhD, PGeo, and Centerra’s Director of Geology, has reviewed and approved the scientific and technical information related to mineral resources estimates contained in this news release. Dr. Weiershäuser is a Qualified Person within the meaning of NI 43-101.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Executive Vice President and Chief Operating Officer and Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra’s Senior Director, Projects each of whom is a qualified person for the purpose of NI 43-101.

The Mount Milligan Mine is described in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021) and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in a technical report pursuant to NI 43-101 dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position

	September 30, 2023	December 31, 2022
(Expressed in thousands of United States dollars)

Assets
Current assets
Cash and cash equivalents	$492,119	$531,916
Amounts receivable	82,110	92,161
Inventories	267,044	316,799
Other current assets	45,255	49,784
	886,528	990,660

Property, plant and equipment	1,240,895	1,272,792
Deferred income tax assets	61,800	61,900
Other non-current assets	6,056	10,557
	1,308,751	1,345,249
Total assets	$2,195,279	$2,335,909

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$176,800	$199,433
Income tax payable	34,593	1,890
Other current liabilities	30,215	73,529
	241,608	274,852

Deferred income tax liabilities	18,172	8,719
Provision for reclamation	211,941	227,867
Other non-current liabilities	9,798	14,180
	239,911	250,766
Shareholders' equity
Share capital	871,053	886,479
Contributed surplus	33,216	29,564
Accumulated other comprehensive loss	(1,791)	(3,323)
Retained earnings	811,282	897,571
	1,713,760	1,810,291
Total liabilities and shareholders' equity	$2,195,279	$2,335,909

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss)

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of United States dollars)	2023	2022	2023	2022

Revenue	$343,893	$179,013	$754,940	$641,890

Cost of sales
Production costs	186,801	131,950	544,638	416,526
Depreciation, depletion and amortization	42,537	14,456	84,362	79,884
Earnings from mine operations	114,555	32,607	125,940	145,480

Exploration and evaluation costs	19,520	21,426	58,466	43,035
Corporate administration	7,946	11,683	33,170	35,472
Care and maintenance expense	7,472	8,166	21,960	22,730
Reclamation recovery	(23,086)	(7,678)	(15,758)	(90,552)
Other operating expenses	2,839	3,167	24,748	10,287
Earnings (loss) from operations	99,864	(4,157)	3,354	124,508

Other non-operating (income) expenses	(7,840)	699	(12,185)	7,284
Finance costs	5,589	2,882	12,063	6,454
Earnings (loss) before income tax	102,115	(7,738)	3,476	110,770
Income tax expense	41,492	26,139	55,986	57,896
Net earnings (loss)	60,623	(33,877)	(52,510)	52,874

Other Comprehensive (Loss) Income
Items that may be subsequently reclassified to earnings:
Changes in fair value of derivative instruments	(6,159)	(18,674)	1,532	(8,947)
Other comprehensive (loss) income	(6,159)	(18,674)	1,532	(8,947)
Total comprehensive income (loss)	$54,464	$(52,551)	$(50,978)	$43,927

Earnings (loss) per share:
Basic	$0.28	$(0.14)	$(0.24)	$0.19
Diluted	$0.27	$(0.15)	$(0.25)	$0.17

Cash dividends declared per common share (C$)	$0.07	$0.07	$0.21	$0.21

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of United States dollars)	2023	2022	2023	2022

Operating activities
Net earnings (loss)	$60,623	$(33,877)	$(52,510)	$52,874

Adjustments:
Depreciation, depletion and amortization	43,400	15,806	88,080	83,803
Reclamation recovery	(23,086)	(7,678)	(15,758)	(90,552)
Share-based compensation expense (recovery)	2,164	(2,847)	6,664	(1,080)
Finance costs	5,589	2,882	12,063	6,454
Income tax expense	41,492	26,139	55,986	57,896
Other	274	(3,318)	2,463	(2,175)
Income taxes paid	(6,722)	(1,502)	(11,824)	(54,868)
Cash provided by (used in) operations before changes in working capital	123,734	(4,395)	85,164	52,352
Changes in working capital	42,824	(12,574)	14,995	(44,510)
Cash provided by (used in) operating activities	166,558	(16,969)	100,159	7,842

Investing activities
Property, plant and equipment additions	(22,159)	(18,530)	(51,046)	(65,435)
Acquisition of Goldfield project	(31,500)	—	(31,500)	(176,737)
Proceeds from disposition of property, plant and equipment	24	—	1,496	2,025
Decrease in restricted cash	3,424	—	—	—
Cash used in investing activities	(50,211)	(18,530)	(81,050)	(240,147)

Financing activities
Dividends paid	(11,148)	(11,743)	(33,779)	(36,193)
Payment of borrowing and financing costs	(2,457)	(535)	(3,530)	(1,657)
Repayment of lease obligations	(1,631)	(1,622)	(4,897)	(5,078)
Proceeds from common shares issued	185	170	1,647	2,115
Payment for common shares repurchased and cancelled	(11,012)	(93,340)	(18,347)	(93,340)
Cash used in financing activities	(26,063)	(107,070)	(58,906)	(134,153)
Increase (decrease) in cash during the period	90,284	(142,569)	(39,797)	(366,458)
Cash at beginning of the period	401,835	723,341	531,916	947,230
Cash at end of the period	$492,119	$580,772	$492,119	$580,772
The condensed consolidated interim financial statements for the period ended September 30, 2023 and 2022 and the MD&A for the three and nine months ended September 30, 2023 and 2022 have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at: www.centerragold.com.

Supplementary Information: Exploration Update

Mount Milligan Mine

At the Mount Milligan Mine, a total of 16,695 metres of drilling completed has been completed as at September 30, 2023. Resource expansion and brownfield exploration drilling was focused on the western margins of the current ultimate pit boundary in the Goldmark, North Slope and Saddle West zones. Assays received for these areas continue to show potential for both shallow and deep resource addition west of the ultimate pit boundary.

Drilling at the relatively unexplored M6 prospect which is further west and approximately 2 kilometres from the pit have identified mineralization for which drilling would continue to explore for its full potential. In addition, Greenfield programs were carried out at the Fugro-2 and at the Heidi target areas.

Öksüt Mine

At the Öksüt Mine, exploration activities during the first nine months of 2023 were focused on the completion of an assessment of the potential for porphyry-style copper-gold ± supergene/hypogene copper at depth on the Öksüt property. Drilling commenced in September 2023 to test for porphyry mineralization beneath the current pits.

Goldfield Project

Refer to section “Recent Events and Developments” within the MD&A for the period ended September 30, 2023.

Oakley Project

Refer to section “Recent Events and Developments” within the MD&A for the period ended September 30, 2023.

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario and Exploration Manager, Canada at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and in a technical report dated November 7, 2022 (with an effective date of December 31, 2021) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine were prepared, reviewed, verified, and compiled in accordance with NI 43-101 by by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt Mine is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information and other related scientific and technical information in this news release regarding the Goldfield Project and the Oakley exploration property were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Goldfield Project is described in the Company’s most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO), who is a qualified person for the purpose of NI 43-101.